Part II: Activities of the Broker-Dealer Operator and its Affiliates

Item 1: Broker-Dealer Operator Trading Activities on the ATS

a. *Are business units of the Broker-Dealer Operator permitted to enter or direct the entry of orders and trading interest (e.g., quotes, conditional orders, or indications of interest) into the NMS Stock ATS?*

    ☒ *Yes*   ☐ *No*

    If yes, name and describe each type of business unit of the Broker-Dealer Operator that enters or directs the entry of orders and trading interest into the ATS (e.g., NMS Stock ATS, type of trading desks, market maker, sales or client desk) and, for each business unit, provide the applicable MPID and list the capacity of its orders and trading interest (e.g., principal, agency, riskless principal).

    ~~The ATS is owned and operated by~~ Instinet, LLC ("**ILLC**~~" or~~ ") owns and operates the ~~"**Firm**"), a broker-dealer registered with the Securities and Exchange Commission. The Firm's~~ ATS.

    ILLC's brokerage business takes place on a single trading desk. The component groups of ILLC's trading desk that may enter or direct the entry of orders and trading interest into the ATS are: (1) Execution Trading; (2) High Touch Sales Trading; (3) Electronic Sales Trading; (~~3) International Sales Trading; (~~4) Program Sales Trading; (5) ~~Cash and Hybrid Sales Trading; (6)~~ Latency Sensitive Electronic Trading; (~~7~~6) Event Driven Trading; and (~~8~~7) Derivatives (Options) and Broker Dealer Execution.

    Component groups of the ILLC trading desk may submit trading interest to the ATS ~~as agent or principal, although the desk primarily acts~~ in an agency capacity only. The ILLC trading specialist groups primarily utilize the INCA MPID ~~and, except as otherwise~~, with the Illinois branch office utilizing INFX. As noted ~~herein, trade on an agency basis.~~ in Item 22, Clearance and Settlement, in a few circumstances, ILLC gives up trades in real time to a client's clearing broker to settle the transactions, in those circumstances, the trading specialist groups utilize MPIDs INCV, INAB and INCX for client settlement purposes.

b. *If yes to Item 1(a), are the services that the NMS Stock ATS offers and provides to the business units required to be identified in Item 1(a) the same for all Subscribers?*

    ☒☐ *Yes*   ☐☒ *No*

    The business units may submit trading interest to the ATS on an agency basis

<u>only.</u>

c. *Are there any formal or informal arrangements with any of the business units required to be identified in Item 1(a) to provide orders or trading interest to the NMS Stock ATS (e.g., undertaking to buy or sell continuously, or to meet specified thresholds of trading or quoting activity)?*

☐ *Yes* ☒ *No*

d. *Can orders and trading interest in the NMS Stock ATS be routed to a Trading Center operated or controlled by the Broker-Dealer Operator?*

☐ *Yes* ☒ *No*

Item 2: Affiliates Trading Activities on the ATS

a. *Are Affiliates of the Broker-Dealer Operator permitted to enter or direct the entry of orders and trading interest into the NMS Stock ATS?*

☒ *Yes* ☐ *No*

If yes, name and describe each type of Affiliate that enters or directs the entry of orders and trading interest into the ATS (e.g., broker-dealer, NMS Stock ATS, investment company, hedge fund, market maker, principal trading firm), and, for each Affiliate, provide the applicable MPID and list the capacity of its orders and trading interest (e.g., principal, agency, riskless principal).

Instinet Incorporated ("**Instinet**") operates through locally registered brokerage entities worldwide. "Instinet-branded" affiliates outside of the United States (collectively, the "**Instinet BD Affiliates**") send their clients' orders in U.S. symbols to ILLC for execution. Orders sent by the Instinet BD Affiliates to ILLC may be routed to, and receive executions in the ATS. ILLC utilizes the INCA MPID<u>, with the exceptions noted above</u>. The Instinet BD Affiliates do not have their own MPIDs.

~~ILLC and the following Instinet BD Affiliates primarily act on an agency basis but may act as principal or riskless principal to correct bona fide errors, to fulfill non-standard settlement requests, to provide ADR services, to effect foreign exchange transactions, and in other situations that do not involve substantial proprietary trading or investment risk~~<u>Instinet BD Affiliates that have had orders executed in the ATS since the effective date of the initial Form ATS-N</u>: (i) Instinet Australia PTY Limited (Australian entity engaged in broker-dealer activities); (ii) Instinet Canada Limited (Canadian entity engaged in broker-dealer activities); (iii) Instinet Europe Limited (United

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Kingdom entity engaged in broker-dealer activities); (iv) Instinet Pacific Limited (Hong Kong entity engaged in broker-dealer activities); (v) Instinet Singapore Services Private Limited (Singapore entity engaged in broker-dealer activities); and (vi) Instinet Germany GmbH (German entity engaged in broker-dealer activities).

~~Nomura Securities International, Inc. ("**NSI**") is a U.S. broker-dealer and client of ILLC. NSI places orders with ILLC that may be routed to the ATS for execution. NSI acts in a principal and agency capacity and its MPID is NMRA. Additional affiliates within the Nomura financial services group (the "**Nomura Group Affiliates**") may place orders with NSI or another entity that has a client relationship with ILLC. Such orders may be routed to ILLC for further handling and may subsequently be routed to, and receive executions in, the ATS. The following Nomura Group Affiliates engage in the listed financial services activities and do not have MPIDs, unless otherwise noted: (1) Nomura Global Alpha (U.S. entity engaged in investment advisory activities); (2) Nomura Financial Investment (Korea) CO., LTD. (Republic of China entity engaged in investment advisory and broker-dealer activities); (3) Nomura Saudi Arabia (Saudi Arabian entity engaged in investment advisory and broker-dealer activities); (4) Nomura Financial Advisory and Securities (India) Private Limited (Indian entity engaged in broker-dealer activities); (5) Nomura Securities Malaysia SDN. BHD. (Malaysian entity engaged in investment advisory and broker-dealer activities); (6) Nomura Global Financial Products, Inc. (U.S. entity engaged in broker-dealer activities, MPID: NGFP); (7) Nomura Derivative Products, Inc. (U.S. entity engaged in broker-dealer activities, MPID: NDPI); (8) Nomura Investment Banking (Middle East) E.C. (Bahrain entity engaged in investment advisory and broker-dealer activities); (9) Nomura Italia Sim P.A. (Italian entity engaged in investment advisory and broker-dealer activities); (10) Nomura Nederland N.V. (Dutch entity engaged in investment advisory and broker-dealer activities); (11) Nomura Bank (Deutschland) GMBH (German entity engaged in investment advisory and broker-dealer activities); (12) Nomura Bank (Switzerland) LTD. (Swiss entity engaged in investment advisory and broker-dealer activities); (13) Nomura Code Securities Limited (United Kingdom entity engaged in investment advisory and broker-dealer activities); (14) Nomura International PLC (United Kingdom entity engaged in investment advisory and broker-dealer activities); (15) Nomura Australia Limited (Australian (NSW) entity engaged in investment advisory and broker-dealer activities); (16) Banque Nomura France (French entity engaged in investment advisory and broker-dealer activities); (17) P.T. Nomura Indonesia (Indonesian entity engaged in investment advisory and broker-dealer activities); (18) Nomura Singapore Limited (Singapore entity engaged in investment advisory and broker-dealer activities); (19) Nomura Securities Singapore PTE., LTD (Singapore entity engaged in investment advisory and broker-dealer activities); (20) Nomura Securities CO., LTD (Japanese entity engaged in investment advisory and broker-dealer activities); (21) Nomura~~

International (Hong Kong) LTD. (Hong Kong entity engaged in investment advisory and broker-dealer activities); (22) Nomura Securities (Hong Kong) Limited (Hong Kong entity engaged in investment advisory and broker-dealer activities); (23) Joinvest Securities CO., LTD. (Japanese entity engaged in investment advisory and broker-dealer activities); (24) Capital Nomura Securities Public Company Limited (Thailand entity engaged in investment advisory and broker-dealer activities); (25) Nomura Asset Management CO., LTD. (Japanese entity engaged in investment advisory activities); (26) Nomura Securities (Bermuda) LTD. (Cayman Islands entity engaged in broker-dealer activities); (27) Nomura Corporate Research and Asset Management INC. (U.S. entity engaged in investment advisory activities); (28) Long Drive Management Trust (U.S. entity engaged in investment advisory activities); and (29) Nomura Private Capital LLC (U.S. entity engaged in investment advisory activities). Nomura Holdings holds a non-controlling 41% economic interest in American Century Investments (U.S. entity engaged in investment advisory activities).

The Instinet BD Affiliates primarily act on an agency basis but may act as principal or riskless principal to correct bona fide errors, to fulfill non-standard settlement requests, to provide ADR services, to effect foreign exchange transactions, and in other situations that do not involve substantial proprietary trading or investment risk.

Nomura Securities International, Inc. ("**NSI**") is a U.S. entity engaged in investment advisory and broker-dealer activities, and is a client of ILLC. NSI places orders with ILLC that may be routed to the ATS for execution. NSI acts in a principal and agency capacity and its MPID is NMRA.

Additional affiliates within the Nomura financial services group (the "**Nomura Group Affiliates**") may place orders with NSI or another entity that has a client relationship with ILLC. Such orders may be routed to ILLC for further handling and may subsequently be routed to, and receive executions in, the ATS. The Nomura Group Affiliates may act in a principal or agency capacity.

No Nomura-branded affiliates have had orders executed in the ATS since the effective date of the initial Form ATS-N.

The Broker-Dealer Operator will update this list as necessary to (1) add any Affiliate that newly executes orders in the ATS, and (2) remove any entity that ceases to be an Affiliate of the Broker-Dealer Operator.

Please note the above does not represent an exhaustive listing of all Affiliates that have the ability to enter or direct the entry of orders and trading interest into the ATS through ILLC.

b. *If yes, to Item 2(a), are the services that the NMS Stock ATS offers and provides to the Affiliates required to be identified in Item 2(a) the same for all Subscribers?*

☒☐ *Yes*   ☐☒ *No*

The Broker-Dealer Operator may enter interest in an agency capacity only.

c. *Are there any formal or informal arrangements with an Affiliate required to be identified in Item 2(a) to provide orders or trading interest to the NMS Stock ATS (e.g., undertaking to buy or sell continuously, or to meet specified thresholds of trading or quoting activity)?*

☐ *Yes*   ☒ *No*

d. *Can orders and trading interest in the NMS Stock ATS be routed to a Trading Center operated or controlled by an Affiliate of the Broker-Dealer Operator?*

☐ *Yes*   ☒ *No*

Item 5:   Other Products and Services

a. *Does the Broker-Dealer Operator offer Subscribers any products or services for the purpose of effecting transactions or submitting, disseminating, or displaying orders and trading interest in the NMS Stock ATS (e.g., algorithmic trading products that send orders to the ATS, order management or order execution systems, data feeds regarding orders and trading interest in, or executions occurring on, the ATS)?*

☒ *Yes*   ☐ *No*

If yes, identify the products or services offered, provide a summary of the terms and conditions for use, and list here the applicable Item number in Part III of this form where the use of the product or service is explained. If there is no applicable Item in Part III, explain the use of the product or service with the ATS here.

BACKGROUND: For purposes of this Form ATS-N, Subscribers to the ATS will, where necessary, be termed Direct or Indirect Subscribers. Direct Subscribers are ILLC clients that have been approved to direct their orders to the ATS (i.e., Subscribers who have elected not to utilize the electronic trading products offered by ILLC to route their orders or trading interest to the ATS). Direct Subscribers include both those Subscribers that have directed their orders to the ATS via FIX (See discussion in this Part II, Item 5 under the headings Front End for additional details regarding the Front End) and Subscribers who have elected to utilize the blotter integration

functionality (See Part III, Item 5) of the Front End to submit orders and trading interest to the ATS.

Indirect Subscribers are ILLC clients that have been approved to use one or more of the Instinet order and execution management systems ("**Instinet OMSs**"), the Instinet Execution suite of algorithms ("**Instinet Algorithms**"), or the Instinet Smart Order Router ("**SOR**"), all of which may route Indirect Subscriber orders to the ATS based on routing determinations made by the relevant product.

Direct and Indirect Subscribers are collectively referred to as "Subscribers." Clients may be both Direct and Indirect Subscribers, depending on the method the Subscriber used to access the ATS.

The use of the Instinet Algorithms and SOR services to enter orders into the ATS is discussed in Part III, Item 5(a). Additionally, ILLC offers its clients order routing and execution support services through the component groups of ILLC's trading desk listed in Part II, Item 1. The Instinet Algorithms, SOR, and Instinet OMSs are referred to herein as the "**Instinet Trading Products**." ILLC offers these products and services to all Subscribers.

Subscribers submit orders to ~~BlockCross~~the ATS via the Front End. Subscribers may submit trading interest to the Front End automatically via blotter integration (See Part III, Item 5) or manually via FIX connection. Subscribers may also manually submit orders to the Front End by using the ~~BlockCross~~ Desktop Application. All trading interest accesses the ATS via the Front End, including orders routed to ~~BlockCross~~the ATS by the Instinet Algorithms and SOR. ILLC offers these products and services to all Subscribers.

Use of these products and services is governed by ILLC's client agreement (the "**Client Agreement**"), which ~~contain~~contains no specific terms and conditions for routing orders into the ATS. The terms and conditions of the Client Agreement do not differ dependent on whether the Subscriber is a Direct or Indirect Subscriber. Orders entering ~~BlockCross~~the ATS by any of the products or services listed above will be prioritized, matched, and executed in accordance with matching and execution logic outlined in Part III, Item 11.

ILLC PRODUCTS AND SERVICES: SMART ORDER ROUTER: The SOR is a customizable tool that explores liquidity in various market centers. Clients may elect to utilize the standard SOR configuration to access various market centers (ILLC determines the venues and the order in which client order flow is routed). Clients may also elect to customize the SOR in which case the client may choose the specific venue(s) to which their order flow is routed

(to the extent permitted by regulatory requirements) as well as select the sequence in which their order flow is routed to each venue. The SOR will include the ATS as a potential venue, provided the client has not elected to limit its strategy to exclude the ATS. Subscribers may also customize the SOR to access only the ATS. Users of the SOR must be on-boarded as ILLC clients with access to the SOR. Use of the SOR is governed by the Client Agreement, which contains no specific terms and conditions for routing orders into the ATS. Orders routed to the ATS by the SOR will be prioritized, matched, and executed in accordance with the ATS' standard prioritization, matching and execution logic.

INSTINET ALGORITHMS: The Instinet Algorithms include a number of strategies designed to achieve a client's selected trading strategy. Orders routed via the Instinet Algorithms may include the ATS as a possible destination. Clients may customize the operation of the Instinet Algorithms, including limiting the venues accessed (to the extent permitted by regulatory requirements). Trading interest sent to the ATS by an Instinet Algorithm is subject to the ATS' standard prioritization, matching and execution logic. Unless a client has elected otherwise, trading interest entered into to the ATS by an Instinet Algorithm is treated as representing ILLC's trading interest (i.e., broker-dealer agency trading interest) and not the trading interest of the underlying Subscriber. Users of the Instinet Algorithms must be on-boarded as ILLC clients with access to the Instinet Algorithms. Use of the Instinet Algorithms is governed by the Client Agreement, which contains no specific terms and conditions for routing orders into the ATS. ~~Orders entering the ATS through any of the Instinet Algorithm strategies will be prioritized, matched, and executed in accordance with the ATS' standard prioritization, matching and execution logic.~~

OMS/EMS: ILLC offers the ~~following~~ proprietary order/execution management systems~~: (1)~~ Newport~~; (2)~~ and Trading Portal~~; and (3) Tradespeed~~ (collectively, the "**Instinet OMSs**"). The Instinet OMSs allow users to access the ATS in the following ways: (i) by directing trading interest to the ATS via FIX (such orders are submitted to the ATS via the Front End), (ii) by utilizing an Instinet Algorithm (to the extent offered by the Instinet OMS and permissioned to access the ATS,) and (iii) by otherwise submitting a non-directed order to ILLC for further handling by trading desk personnel or by entering the order in the SOR. Each Instinet OMS allows users to limit accessible trading venues. In the event an order, or a portion of an order, reaches the ATS via an Instinet OMS, the order is subject to the standard prioritization, matching and execution procedures described herein. Users of an Instinet OMS must be on-boarded as ILLC clients with access to an Instinet OMS. Use of the Instinet OMSs is governed by the Client Agreement, which contains no specific terms and conditions for the management of

orders ultimately routed to the ATS, and do not differ based on which OMS is utilized.

~~FRONT END: ILLC owns and operates a front end system (the "**Front End**"). The Front End is a separate, stand-alone system specific to the BlockCross ATS that includes certain algorithmic and order routing functionality. The Front End allows users to seek contra-side interest for their trading interest outside of BlockCross while simultaneously allowing for matching and execution within BlockCross. Only orders entered into the Front End for possible matching and execution within BlockCross are eligible to access the Front End's algorithmic and order routing functionality. Orders routed from the Front End may include an Instinet ATS other than the BlockCross as a routing destination.~~

The means by which the order reached the ATS (e.g., Instinet Algorithms, SOR, OMS, FIX) does not affect the order's priority, matching, or execution.

ILLC PRODUCTS AND SERVICES SPECIFIC TO BLOCKCROSS: In addition to the Instinet Trading Products, ILLC offers certain products and services specific to ~~BlockCross~~the ATS.

FRONT END: ILLC owns and operates a front end system (the "**Front End**"). ~~FRONT END:~~ The Front End is a separate, stand-alone system specific to ~~BlockCross~~the ATS that includes certain messaging and order routing functionality. The Front End allows users to seek contra-side interest for their trading interest in other market centers while simultaneously allowing for matching and execution within ~~BlockCross~~the ATS. Only trading interest registered to the Front End for possible matching and execution within ~~BlockCross~~the ATS is eligible to utilize the Front End's messaging and order routing functionality. Orders routed from the Front End may include other market centers, including an Instinet ATS other than ~~BlockCross~~the ATS, as a routing destination. Users of the Front End must be on-boarded as an ILLC client with access to ~~BlockCross~~the ATS. Use of the Front End is governed by the Client Agreement, which contains no specific terms and conditions for the use of the Front End. Orders entering the ATS by way of the Front End will be prioritized, matched, and will execute in accordance with the matching and execution logic outlined in Part III, Item 11.

DESKTOP APPLICATION: ILLC offers Subscribers the BlockCross Desktop Application (the "**Desktop Application**") to manually manage orders and trading interest that have been entered on the Front End (e.g. designate orders as committed or uncommitted, select a specific trading mode, or send and receive IOI messages). A user of the Desktop Application must be on-boarded as an ILLC client with access to Desktop Application. Use of the Desktop Application is governed by the Client Agreement, which contains no

specific terms and conditions for the use of the Desktop Application.

b. *If yes to Item 5(a), are the terms and conditions of the services or products required to be identified in Item 5(a) the same for all Subscribers and the Broker-Dealer Operator?*

☒ *Yes*   ☐ *No*

c. *Does any Affiliate of the Broker-Dealer Operator offer Subscribers, the Broker-Dealer Operator, or both, any products or services for the purpose of effecting transactions or submitting, disseminating, or displaying orders or trading interest in the NMS Stock ATS?*

☐ *Yes*   ☒ *No*

Item 6: Activities of Service Providers

a. *Does any employee of the Broker-Dealer Operator or its Affiliate that services both the operations of the NMS Stock ATS and any other business unit or any Affiliate of the Broker-Dealer Operator ("shared employee") have access to confidential trading information on the NMS Stock ATS?*

☒ *Yes*   ☐ *No*

If yes, identify the business unit, Affiliate, or both that the shared employee services, and provide a summary of the role and responsibilities of the shared employee at the ATS and the business unit, Affiliate, or both that the shared employee services.

BACKGROUND AND SCOPE: Subscribers' confidential trading information includes ~~Subscriber order~~data relating to open or partially open orders and ~~execution information~~recent executions in the ATS and excludes post-execution transaction information of the type made public under reporting rules or regulations, or of an aggregated nature (e.g., aggregated and anonymous order and execution statistics aged at least one day (T+1) from the date of execution~~) to be Subscriber confidential information.~~).

~~Instinet is an indirect wholly-owned subsidiary of Nomura Holdings Inc.~~ The Broker-Dealer Operator and its service affiliate, Instinet Group, LLC ("**IGLLC**"), are~~("NHI"). ILLC is a~~ wholly-owned direct ~~subsidiary~~subsidiaries of Instinet Holdings Incorporated ("**IHI**~~"). ILLC's affiliate, Instinet Group, LLC ("IGLLC"), is also a direct, wholly-owned subsidiary of IHI. IHI~~"), which in turn is a wholly-owned direct subsidiary of Instinet Incorporated ("**Instinet**"), an indirect wholly-owned subsidiary of Nomura Holdings Inc. ("**NHI**").~~").~~ Certain personnel that provide services to the ATS are employed by IHI, IGLLC, or ILLC and certain compliance functions are outsourced to NHI

("**Shared Employees**"). Instinet does not have any employees who are solely responsible for the ATS. Listed below are the Shared Employees that service the ATS, ILLC, or an ILLC affiliate and have access to Subscriber confidential trading information.

TECHNOLOGY PERSONNEL: Employees that provide information technology ("**IT**") support, IT development and strategy, tech management, and regulatory reporting services to the ATS (collectively "**Technology Personnel**"), also provide similar services to (i) ILLC's other business lines and (ii) some other subsidiaries of Instinet, including locally registered brokers Instinet Canada Limited, Instinet Canada Cross Limited, Instinet Europe Limited, Instinet Pacific Limited, Instinet Australia Limited, Instinet Germany GmbH, and Instinet Singapore Limited. For ILLC and the Instinet BD Affiliates, Technology Personnel are responsible for the operation, development, monitoring, and testing of various technology systems. For the ATS, certain groups of Technology Personnel are responsible for the operation, development, monitoring, and testing of the ATS's coding, network infrastructure, and software applications. In connection with the performance of their duties, Technology Personnel may access real-time and post-trade Subscriber order and execution information, including orders that were submitted to the ATS but were subsequently cancelled or did not otherwise receive an execution in the ATS. Separately, some Technology Personnel with direct physical access to ILLC servers and databases have the ability to access log files containing Subscriber order and execution information. Technology Personnel are employed by either ILLC, IHI, or IGLLC.

OPERATIONS AND COMPLIANCE PERSONNEL: Employees that provide customer support, finance, clearing and middle office support and compliance supervision to the ATS (collectively "**Operations Personnel**") also provide services to ILLC's other business lines and, as needed, certain Instinet BD Affiliates. Customer support personnel are responsible for addressing client inquiries related to connectivity to the ATS and client trading activity and can access real-time and post-trade Subscriber order and execution information in connection with executing their duties. Clearing, middle office support, and Finance are responsible for the clearance, settlement, and billing of transactions and can access post-trade Subscriber order and execution information, including orders that were submitted to the ATS but were subsequently cancelled or did not otherwise receive an execution in the ATS, in connection with executing their duties. Compliance personnel have a range of responsibilities including, but not limited to, responding to regulatory inquiries or performing internal audits of ILLC or its affiliates, including the ATS. Generally, compliance personnel may access post-trade Subscriber order and execution information, including orders

that were submitted to the ATS but were subsequently cancelled or did not otherwise receive an execution in the ATS, in connection with executing their duties but may, when appropriate, be permissioned to access real-time Subscriber order and execution information. Operations Personnel are employed by either ILLC, IHI, or IGLLC.

ELECTRONIC TRADING PRODUCTS PERSONNEL: Employees that provide product development, customer support, and product sales support for the Instinet Trading Products (collectively "**ETP Personnel**") may also provide support to the ATS. Many ILLC clients access the ATS via an Instinet Trading Product. Accordingly, ETP Personnel may provide customer support to Indirect Subscribers as a result of the customer's use of an Instinet Trading Product as a means of access to the ATS. For ILLC, ETP Personnel are responsible for the development, testing, and sales and technology support of the Instinet Trading Products as well as other components of the Instinet systems. For the ATS, ETP Personnel are responsible for the development, testing, and monitoring of the Instinet Trading Products' interaction with the ATS and for compiling data and analytics in response to requests from Subscribers. ETP Personnel may access real-time and post-trade Subscriber order and execution information, including orders that were submitted to the ATS but were subsequently cancelled or did not otherwise receive an execution in the ATS, to support the development, testing, and monitoring of the Instinet Trading Products and to respond to Subscriber requests for data or analytics. ETP Personnel are employed by either ILLC, IHI, or IGLLC.

U.S. LIQUIDITY VENUES TEAM: Employees that provide product strategy, customer support, and sales support for the Instinet ATSs (collectively "**Liquidity Venues Personnel**") also provide support for other ILLC businesses. For the ATS, Liquidity Venues Personnel provide customer support to Direct Subscribers. For ILLC, Liquidity Venues Personnel develop reports for use by internal groups in monitoring, developing, and enhancing ILLC's products and services. Liquidity Venues Personnel may access real-time and post-trade Subscriber order and execution information, including orders that were submitted to the ATS but were subsequently cancelled or did not otherwise receive an execution in the ATS, to support each Subscriber's use of the ATS and compile data and analytics in response to requests from Direct Subscribers.

SALES AND TRADING PERSONNEL: Trading desk personnel within the component groups identified in Part II, Item 1(a) (collectively, "**Sales and Trading Personnel**") are responsible for providing order routing and execution support to clients including addressing Subscriber inquiries regarding their orders routed to the ATS or other market centers. Sales and Trading Personnel may access real-time and post-trade Subscriber order and

execution information, including orders that were submitted to the ATS but were subsequently cancelled or did not otherwise receive an execution in the ATS, in connection with executing their duties. Sales and Trading Personnel are permissioned for access to such information based on client coverage. The information that may be viewed includes the destination market center for a given order (e.g., the ATS) and whether a previously routed order was executed or cancelled. Sales and Trading Personnel are employed by ILLC.

b. *Does any entity, other than the Broker-Dealer Operator, support the services or functionalities of the NMS Stock ATS ("service provider") that are required to be explained in Part III of this form?*

☒ *Yes*　　☐ *No*

If yes, both identify the service provider and provide a summary of the role and responsibilities of the service provider in response to the applicable Item number in Part III of this form, as required. List the applicable Item number here. If there are services or functionalities that are not applicable to Part III, identify the service provider, the services and functionalities, and also provide a summary of the role and responsibilities of the service provider here.

Pursuant to an Assignment of Intellectual Property between ILLC and IHI, IHI licenses to ILLC intellectual property employed by ILLC in connection with the operation of the ATS. Specifically, IHI licenses the ATS matching engine (see Part III Item 11), the functionality used to input and utilize market data (See Part III Item 23), and the systems and infrastructure providing connectivity to the ATS (See Part III Item 6). In addition, IHI develops and licenses certain algorithmic trading products to ILLC (See Part III Item 5).

Employees of IHI and IGLLC provide services to the ATS as detailed in Part II Item 6(a) above and Part II Item 7(d) below.

ILLC utilizes Broadridge Financial Solutions, Inc. systems and services for the purposes of recordkeeping, clearance and trade settlement processing.

ILLC utilizes FIS for securities lending, regulatory reporting, and WORM storage. ILLC utilizes Best Execution and Surveillance Solutions, LLC for regulatory reporting services.

CoreSite Realty Corporation hosts ILLC's primary data center in Secaucus, NJ. Rackspace U.S., hosts ILLC's secondary data center in Somerset, NJ.

ILLC utilizes Amazon Web Services, Inc. ("**AWS**") for cloud computing on the Platform as a Service (PaaS) model for data storage and retention.

c. *If yes to Item 6(b), does the service provider, or any of its Affiliates, use the NMS Stock ATS services?*

☒ *Yes* ☐ *No*

If yes, identify the service provider, or the Affiliate as applicable, and the ATS services that the service provider or its Affiliates use.

As stated in response to Part II Item 6(a), the Instinet BD Affiliates are wholly owned subsidiaries of IHI and are affiliates of ILLC. The Instinet BD Affiliates may, on behalf of their clients, send orders for execution in U.S. markets to ILLC's trading desks, SOR, and algorithmic trading strategies, many of which include the ATS as a destination.

d. *If yes to Item 6(c), are the services that the NMS Stock ATS offers and provides to the entity required to be identified in Item 6(c) the same for all Subscribers?*

☒ *Yes* ☐ *No*

Item 7: Protection of Confidential Trading Information

a. *Describe the written safeguards and written procedures to protect the confidential trading information of Subscribers to the NMS Stock ATS, including:*

   i. *written standards controlling employees of the ATS that trade for employees' accounts; and*

   ii. *written oversight procedures to ensure that the safeguards and procedures described above are implemented and followed.*

BACKGROUND AND SCOPE: ILLC's primary system comprises an integrated ~~Core Messaging System~~core messaging system with numerous applications providing, reading, and consuming data messages from the ~~Core Messaging System. The ATS system (e.g., matching engine and associated applications) and~~core messaging system (the "**ILLC Core**"). ILLC's systems used to support its agency broker-dealer business primarily run on the ILLC Core ~~Messaging System.~~.

ILLC maintains policies and procedures designed to safeguard the confidential trading information of Subscribers as well as virtual barriers to prevent unauthorized access to such information.

~~ILLC's~~The ILLC Core ~~Messaging System~~ is the conduit through which ~~all~~ firm-wide order information is processed (*e.g.*, ~~ATS and~~ agency broker-dealer order and execution information~~).~~ and certain ATS order

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information).

All orders routed to the ATS pass through or are drop copied to the ILLC Core ~~Messaging System. This information is processed by data messages which are readable only by the applications on the Core Messaging System that have been designed and permissioned by ILLC to do so.~~

Each application on the ILLC Core subscribes to different message types and is permissioned to subscribe only to the message types necessary for its designated function. For example, the Instinet Trading Products (Instinet Algorithms, SOR, and OMS/EMS) are subscribed to utilize messages regarding the orders routed by the relevant product, including where orders were routed and/or executed, which may include the ATS or any other market center. ~~The~~

Except for a real-time, continuous data feed provided from the Main Session of the CBX ATS, a separate ATS operated by the broker-dealer operator, to the SOR, the Instinet Trading Products may not access data messages on the ILLC Core related to other ILLC functions, including data messages related to the ATS generally, Direct Subscriber orders, ATS order priority, or counterparty information.

The ~~BlockCross~~ ATS consists of standalone hardware comprising dedicated servers (collectively the "**~~BlockCross~~ATS System**") and software applications separate from the ILLC systems described above.

The connection between the ILLC Core ~~Messaging System~~ and the ~~BlockCross~~ATS System is limited. Instinet Trading Products, housed on the ILLC Core ~~Messaging System~~ may access the ~~BlockCross~~ ATS and, by extension, the ~~BlockCross~~ATS System through FIX connections, similar to any external market center. Additionally, ~~BlockCross~~ATS order and execution information ~~are~~is periodically copied onto the ILLC Core ~~Messaging System~~, as further discussed below.

EMPLOYEES WITH ACCESS TO SUBSCRIBER CONFIDENTIAL TRADING INFORMATION: Instinet does not have any employees solely responsible for the ATS. The employees described in response to Part II, Item 6(a) have access to Subscriber confidential trading information. These employees are prohibited from sharing any Subscriber confidential trading information with persons not expressly permitted to receive such information under Instinet policy, as described in Part II, Item 7(a~~) of this form.~~).

~~BLOCKCROSS~~ SYSTEMS WITH ACCESS TO ~~DIRECT SUBSCRIBER~~ATS CONFIDENTIAL TRADING INFORMATION~~:~~ - DIRECT SUBSCRIBER:

SUPPORT TOOLS: ~~ILLC~~Instinet maintains support tools (i.e., applications) specific to ~~BlockCross~~the ATS System (the "**Support Tools**") designed to allow permissioned employees the ability to view certain types of data necessary to the performance of the employee's job function. ~~Permissioned employees with access to the Support Tools may only access BlockCross data and cannot use the Support Tools to access data from other Instinet ATSs.~~ As discussed below, ILLC grants employees access to the Support Tools necessary to perform their responsibilities and in line with ILLC's Regulation ATS WSPs.

ILLC may permission employees with full access to the Support Tools. Full access allows a permissioned employee to view and manage all data on the ~~BlockCross~~ATS System, including open orders in the ATS. Permissioned employees will also have the ability to cancel orders in ~~BlockCross~~the ATS. Permissioned employees may also view each order's status (e.g. whether the order has been matched, exposed via the Subscriber IOI functionality, or has been routed out of the ATS via an Instinet Algorithm). Permissioned employees may also edit standing instructions on how the ~~BlockCross~~ATS System should handle each order that a Subscriber submits. Full access to the Support Tools is limited to personnel supporting the operations of the ~~BlockCross~~ATS System and compliance supervisory personnel. Employees responsible for operating the ~~BlockCross~~ATS System include Operations and Technology Personnel.

ILLC may also permission employees with read-only access to the Support Tools. Such employees can view all data described in the preceding paragraph, but they may not cancel orders or make any changes to standing instructions. Read-only access to the Support Tools is limited to Operations, Compliance, Technology, and ETP Personnel.

DESKTOP APPLICATION: The Desktop Application can transmit Subscribers' confidential trading information to the extent orders or trading interest is entered into the Front End or receives executions in ~~BlockCross~~the ATS. Users with access to the Desktop Application may only access ~~BlockCross~~ATS data and cannot use the Desktop Application to access data from ~~other~~another Instinet ~~ATSs~~ATS.

ILLC may permission employees may with live access to the Desktop Application on a client-by-client basis. Such permissioned employees may view client orders, including open orders in the ATS specific to a given client. Permissioned employees may also view each order's status (e.g. whether the order has been matched, exposed via the Subscriber IOI functionality, or has been routed out of the ATS via an Instinet Algorithm). Technology and ETP Personnel responsible for customer support as well as Operations and compliance personnel may be permissioned, on a client-by-client basis, to

access ~~Subscribers'~~ confidential trading information in this manner. Such personnel provide clients technology and order routing and execution support and, accordingly, are responsible for addressing Subscriber inquiries related to orders or trading interest that has been submitted to the Front End or has been executed in ~~BlockCross~~the ATS. Sales and Trading Personnel may also be permissioned, on a client-by-client basis, to access the Desktop Application to provide order and execution support and analytics to clients who request it.

ILLC may permission employees ~~may~~ to access the Desktop Application on a post-execution basis, which allows a permissioned employee to view orders that have been executed in ~~BlockCross~~the ATS, including the identity of the parties to each trade. Access to the post-execution view is limited to Technology and ETP Personnel responsible for customer support as well as Operations and compliance personnel. Sales and Trading Personnel may also be permissioned to access the Executions Support Tool to provide post-execution support and analytics to clients who request it.

PHYSICAL ACCESS: The data on the ~~BlockCross~~ATS System is accessible through direct access to the ~~BlockCross~~ATS System servers and databases. ILLC limits physical access to the ~~BlockCross~~ATS System servers and data bases to employees responsible for operating the system and further limits access to employees performing necessary IT functions. The ~~BlockCross~~ATS System servers and databases are housed in locked rooms requiring keycard access. Entry and exit ~~is~~are monitored via video surveillance.

CONNECTION TO ILLC SYSTEMS: Drop copies of ~~BlockCross~~ATS orders and executions are sent to the Core Messaging System at the end of each day in a single large batch file delivered after the close of trading. Each copy contains all relevant trade data for each order. ~~BlockCross~~ATS order information that has been drop copied to the Core Messaging System. However, the ~~BlockCross~~ATS System uses a dedicated FIX connection to transmit ~~BlockCross~~ATS execution information to the Core Messaging System, in real time, for the purposes of the clearance and settlement of transactions occurring in ~~BlockCross~~the ATS.

~~ILLC~~ SYSTEMS WITH ACCESS TO ~~DIRECT SUBSCRIBER~~ATS CONFIDENTIAL TRADING INFORMATION -- DIRECT SUBSCRIBER: ILLC data messages are periodically written to a database for storage and retention (the "**Core Database**"). ~~BlockCross~~ATS orders and executions that have been copied to the Core Messaging System will also be written to the Core Database. This information includes both Direct and Indirect Subscriber order and execution information, as well as other ILLC data.

Instinet maintains ~~a Core Web Graphical User Interface ("**Core Web**~~

GUI"),certain support tools, which allowsallow a user to query the Core Database for the purposes of monitoring, reporting, and testing the Instinet systems and applications, including the ATS. (the "**Support Tools**").

Access to the full Core Database via the Core Web GUISupport Tools is limited to personnel supporting the operations of the Core Messaging System and related databases and compliance supervisory personnel. Employees responsible for operating the Core Messaging System include Operations and Technology Personnel and ETP Personnel whose responsibilities include the operation of the ATS. Members of the Liquidity Venues Team are permissioned to access Subscriber order and execution information. ATS data, including Direct and Indirect Subscriber order and execution information, is a subset of the data retained on the Core Web Database. ILLC personnel whose responsibilities include the operations of the ATS and related systems or its compliance with applicable rules, may be permissioned to access Subscriber order and execution information via the Core Web GUI.Support Tools. Other ILLC personnel may be permissioned for access to the Core Web GUISupport Tools, but will be prevented from accessing Subscriber confidential trading information. ILLC reviews and permissions employees for access to the Core Web GUISupport Tools in accordance with the policies and procedures outlined in Part II, Item 7(a) (ii) below.

ILLC limits physical access to its servers and databases to employees responsible for operating the system and generally further limits access to employees performing necessary IT functions. Instinet servers and databases are housed in locked rooms requiring keycard access. Entry and exit isare monitored via video surveillance. ILLC reviews and permissions employees for physical access to Instinet's servers and databases in accordance with the policies and procedures outlined in Part II, Item 7(a) (ii) below.

As stated in response to Part II, Item 6, AWS provides cloud storage and retention of certain ILLC data. This information includes Direct and Indirect Subscriber order and execution information from the ILLC Core Messaging System, as well as other ILLC data. Initially, such information will be periodically transmitted to AWS for storage and retention in tandem with ILLC's internal Core Database. The purpose of this tandem transmission is to explore the feasibility of a third-party solution and replace the Core Database hardware and inhouse support tools described herein.

During this initial period, access to the Core Database will remain as described in this Part II, Item 7. Access to ILLC's data through AWS will be limited to Technology and Operations Personnel for the purpose of testing

and implementing ILLC's transition to a third-party solution for data storage and retention.

ILLC SYSTEMS WITH ACCESS TO INDIRECT SUBSCRIBER CONFIDENTIAL TRADING INFORMATION: The Newport OMS and Instinet Algorithms can transmit Subscribers' confidential trading information to the extent orders are managed by the Newport OMS or routed through an Instinet Algorithm. Data related to Indirect Subscriber orders managed by the Newport OMS or routed through an Instinet Algorithm is accessible through certain GUIs that can disseminate information regarding the destination market center for a given order (e.g., the ATS) and whether a previously routed order was executed or cancelled.

Through the Newport OMS, Technology and ETP Personnel who support the Instinet Algorithms or the OMS utilized may access real-time and post-trade Indirect Subscriber order and execution information routed or managed through the relevant strategy or OMS (Direct Subscriber order and execution information will not pass through an Instinet OMS or the Instinet Algorithms). Sales and Trading Personnel may also be permissioned, based on client coverage, to access real-time and post-trade order and execution via the Newport OMS. Note, certain members of the Electronic Sales Trading component group of the ILLC trading desk are considered client coverage for all clients utilizing the Instinet Algorithms.

The information available to such support or trading personnel is provided by systems supporting the relevant strategy or OMS and does not include information regarding an order's priority or status in the ATS or another market center. Information regarding ATS orders and executions that do not relate to the relevant strategy or were not managed by the OMS is not transmitted by these systems.

SUBSCRIBER CONFIDENTIAL TRADING INFORMATION SAFEGUARDS: ILLC requires permissioned logins to access Instinet Systems. Additionally, Instinet's global cyber security efforts, including measures to detect and prevent unauthorized access to Instinet systems, apply to ILLC and its affiliates, including the operation of the ATS. Relevant Principals and Supervisors must approve employee access to Instinet systems, including the ATS and the applications with the ability to access Subscriber confidential trading information outlined above.

SEPARATION: ILLC has implemented virtual information barriers to separate ATS data from other ILLC data and, in turn, separate personnel and systems with access to Subscriber confidential trading information from those not permitted to access such information.

ACCESS TO DIRECT SUBSCRIBER INFORMATION: Employees seeking to access the systems that may transmit or disseminate Direct Subscriber information (see above section titled Systems with Access to Direct Subscriber Confidential Trading Information) must receive approval from the ATS Operations Principal. In reviewing such requests, the ATS Operations Principal considers factors including the employee's current role and whether the employee performs a function related to the operations of the ATS and related systems or its compliance with applicable rules that requires access to Direct Subscriber information. An employee's request for access may be denied if, based on the ATS Operations Principal's review: (1) the employee's stated job function does not relate to the operations of the ATS and related systems or its compliance with applicable rules, (2) the employee has requested a type of permissioning (see below) that is too broad for the employee's stated job function, or (3) the employee can perform their stated duties without such access.

If an employee changes roles, the ATS Operations Principal will adjust the employee's access to appropriately reflect the employee's new role. Based on this review, the ATS Operations Principal or delegate may revoke, suspend, or modify access.

Decisions to approve access are subject to a periodic review pursuant to ILLC's Regulation ATS written supervisory procedures ("**WSPs**") described below. On a monthly basis, the ATS Operations Principal or delegate conducts a review to confirm the appropriateness of user access to Subscriber confidential trading information, including verification that users whose roles have changed and/or, employees who have been inactive, transferred or terminated have their permissioned access modified accordingly. Based on this review, the ATS Operations Principal or delegate may revoke, suspend, or modify access.

ACCESS TO INDIRECT SUBSCRIBER INFORMATION: Employees seeking to access the systems that may transmit or disseminate Indirect Subscriber information (see above section entitled Systems with Access to Indirect Subscriber Confidential Trading Information) may be permissioned to do so on an as needed basis.

PERSONAL TRADING RESTRICTIONS: Instinet Incorporated maintains an Employee Investment Policy (the "**EIP**") which covers employees of all U.S. subsidiaries, and includes employees supporting the ATS. The EIP is designed to encourage long-term investments and prohibits employees from engaging in day-trading activities. Instinet prohibits all employees, including those with access to Subscriber confidential trading information, from trading based on non-public, or other confidential information.

The EIP requires employees to maintain EIP covered accounts at specified brokers that have agreed to provide Instinet daily trading information for employee personal accounts. EIP covered securities are subject to a 15-day holding period.

Prior to entering any trades in a personal account covered by the EIP, employees must enter a trade approval request via the Personal Trading Control Center ("**PTCC**") tool and receive an approval from both their supervisor and PTCC group. The PTCC tool requires the employee to certify that the employee: (1) is not in possession of any material non-public information concerning the security or commodity the employee proposes to buy or sell; (2) does not know of a pending customer trade nor of a pending research report in the security or commodity; (3) is not engaging in personal trading activity that violates Instinet's policies and procedures, including the Code of Ethics, or any duties owed to Instinet or its clients; (4) has reviewed Instinet's restricted list and the proposed transaction is not on the restricted list; (5) has confirmed that the proposed transaction meets the holding period requirement; (6) agrees that the proposed transaction must be effected on the same day on which approval is given; and (7) has confirmed that the proposed transaction(s) does not involve the purchase of an initial public offering (IPO) or any other type of new equity issue.

In approving or denying such a request, supervisors may review the employee's trades for any unusual activity, possible front-running customer trades or research, or conflicts with any of Instinet's businesses.

In addition, supervisors consider whether transactions are appropriate, given the employee's economic status and investment experience and whether the transactions are of such a frequency that they may distract the employee from his or her responsibilities at Instinet. Separately, the Compliance Department reviews personal trades daily and consults with managers if irregularities are identified. Generally, if an approval for an employee trade is given, it remains in force for the trading day in which it was received. Once an employee receives written confirmation approving a covered transaction, the employee may enter a trade in that symbol. Employee supervisors review each employee's trading activity on a post trade basis and check for irregularities and potential red flags. In the event any irregularities or red flags are discovered, supervisors are to escalate the matter to Instinet management and the ILLC Chief Compliance Officer. Instinet, in its discretion, may take any action against an employee found to have violated the EIP, up to and including termination.

CONFIDENTIAL INFORMATION AND INSIDER TRADING: Instinet Incorporated maintains a policy regarding confidential information and insider trading

which covers employees of all U.S. subsidiaries, including employees supporting the ATS.

Employees must not disclose any confidential information to anyone who is not authorized by Instinet to receive it pursuant to these policies and may not use such information, other than in the course of their employment and in connection with the performance of the duties for which access to such information has been granted. Accordingly, employees may not use confidential information to: (1) trade securities for their own accounts, accounts in which they have a direct or indirect beneficial interest, or accounts over which they can exercise control; or (2) advise relatives, friends, or other persons about possible securities transactions. Nor may employees authorize anyone else to disclose or use confidential information in a manner that would violate these prohibitions.

WRITTEN PROCEDURES: ILLC's Regulation ATS WSPs provide specific guidelines for the initial review and approval process, as well as the ongoing evaluation of, employee access to ATS data. Prior to granting any employee access to Instinet's systems, including the ATS and the applications with the ability to access Subscriber confidential trading information must review and document each employee's level and type of access requested, the role and responsibilities of the employee, and the purpose for which access was requested. On a monthly basis, employee access is reviewed by the ATS Supervisor to determine whether their level of access to Instinet's systems, including the ATS and the applications with the ability to access Subscriber confidential trading information remains appropriate. The ATS Supervisor must document each review and the changes made, if any, to employee access.

Periodically, the Internal Audit group reviews the ATS operations generally. Such reviews typically include testing the ATS WSPs, assessing the ATS Supervisor's review of employee access, and confirming that each review has been properly documented.

b. *Can a Subscriber consent to the disclosure of its confidential trading information to any Person (not including those employees of the NMS Stock ATS who are operating the system or responsible for its compliance with applicable rules)?*

☒ *Yes*   ☐ *No*

If yes, explain how and under what conditions.

ILLC considers all Subscribers to the ATS to have consented to the disclosure of their confidential trading information as described in Part II, Items 6(a)

and 7(a) above and in the following ways.

MARKETING: ILLC may include, in marketing materials or client presentations, aggregated and anonymous analysis related to order and execution statistics derived from orders and executions in the ATS. Subscribers do not have the ability to opt out of the use of their related order and execution information for ILLC marketing purposes.

CLIENT COVERAGE: ILLC may permission the systems and personnel described in Part II, Items 6(a) and 7(a) to access Subscriber (both Direct and Indirect Subscribers) confidential trading information. Subscribers may request to limit such disclosure, with respect to Sales and Trading Personnel, in accordance with the procedure described in response to Part II, Item 6(c) below. ILLC reserves the right, in its sole discretion, to honor such requests and will review each request on a case-by-case basis. Typically, ILLC will honor such requests by adjusting a client's coverage model to reflect the client's requested opt out.

THIRD PARTIES: ILLC does not disseminate Subscriber confidential trading information to third parties, other than those listed in Part II, Item 6(b), except where required by applicable law. Subscribers may request that ILLC share their confidential trading information with third parties at their discretion.

~~BlockCross~~The ATS advertises ~~the BLKX ATS~~ intraday real-time trading volumes via Bloomberg. Such trade advertising on Bloomberg includes all transactions executed in ~~BLKX~~the ATS unless one or both Subscribers have opted out of participating in trade advertising. ~~BlockCross~~ATS Subscribers can opt out of participating in ~~BlockCross~~ATS trade advertising by contacting the ~~BlockCross~~ ATS Support team, either via phone or in writing (including electronic, however made). No identifying or confidential trading information is ~~2~~ included in such advertising, which only includes the trading symbol and the quantity of shares crossed on the ATS. The advertised trades are identified as volume of the ~~BlockCross~~ ATS ("BLKX") and not of any specific Subscriber. As noted above, trades will not be included in such trade volume advertising on Bloomberg if that trade included a Subscriber who has opted out of participating in such advertising. Once a trade is executed on the ~~BlockCross~~ ATS, the transaction is reported and is concurrently run through ~~BlockCross~~ATS internal processes to determine if either side of the transaction is not a participant in ~~BlockCross~~ trade volume advertising. If so, that transaction is not submitted to Bloomberg for advertising. If not, that transaction is submitted to Bloomberg for advertising.

c. *If yes to Item 7(b), can a Subscriber withdraw consent to the disclosure of its confidential trading information to any Person (not including those employees of the NMS Stock ATS who are operating the system or responsible for its compliance with applicable rules)?*

☒ *Yes*   ☐ *No*

If yes, explain how and under what conditions.

Subscribers may request to withdraw their consent to the information described above by contacting their sales representative in writing via email or instant message. Subscribers making such requests will receive written notification regarding their request to opt-out as soon as practicable. ILLC conducts periodic reviews of opt out requests to ensure that such requests have been implemented.

d. *Provide a summary of the roles and responsibilities of any Persons that have access to confidential trading information, the confidential trading information that is accessible by them, and the basis for the access.*

The persons described in response to Part II, Item 6(a) and (b) have access to Subscriber confidential trading information. The type of information that such persons can access along with the reasons for such access is described in response to Part II, Item 6(a) and (b).

Part III: Manner of Operations

Item 3:   Exclusion from ATS Services

a.   *Can the NMS Stock ATS exclude, in whole or in part, any Subscriber from the ATS services?*

☒ *Yes*   ☐ *No*

If yes, list and provide a summary of the conditions for excluding, in whole or in part, a Subscriber from the ATS services.

ILLC may prevent or otherwise limit any Subscriber's access to the ATS if they fail to meet the requirements to become a client or ILLC decides to terminate its relationship with the client based on factors related to the client's activity within the ATS or otherwise. As set forth in the Client Agreement, ILLC may, at any time, without cause or notice, (i) suspend or terminate all or part of the ATS or other Instinet services or a client's access thereto, (ii) change the nature, composition or availability of all or a portion of the Instinet services or (iii) change any limits or restrictions on the trading or other activities a client may conduct through the Instinet services. If a client's passwords or other access methods ("**Access Methods**") are lost, stolen or compromised, ILLC will cancel or suspend the access methods upon receipt of notice from the client. ILLC may terminate, revoke, suspend, modify or change any or all of a client's Access Methods at any time, without prior notice, in its sole and exclusive discretion.

ILLC may, in its sole and absolute discretion, reject any order that exceeds established limits, appears to be entered in error, or is otherwise unacceptable.

ILLC may also terminate its relationship with a client, and by extension, prevent or otherwise limit a Subscriber's access to the ATS based on factors including, but not limited to, reputational risk to Instinet, failure to make timely and proper settlement of transactions, regulatory actions or findings suggesting inappropriate activity, or a failure to satisfactorily respond to an information request. For instance, ILLC has terminated client access to ILLC's services due to client failure to adequately address compliance questions relating to the client's trading activity.

Subscribers who have registered their trading interest on the Front End, and utilize the Desktop Application, may receive Activity Alerts (See Part III, Item 9) to notify the Subscriber of potential contra-side activity in the Front End.

Activity Alerts are automatically generated by the Front End from time to

time throughout the trading day in accordance with parameters set by ILLC in its sole discretion. ILLC will work with Subscribers to customize such parameters thereby allowing Subscribers to tailor the amount and frequency in which they receive Activity Alerts. For example, Subscribers who have requested to receive no more than a certain number of Activity Alerts during a predetermined time period (e.g., over the course of one day) would not receive additional Activity Alerts once that threshold has been met. ILLC will implement such requests in its sole direction.

b. *If yes to Item 3(a), are the conditions required to be identified in Item 3(a) the same for all Subscribers?*

☐ Yes   ☒ No

If no, identify and explain any differences.

As noted above, ILLC may, in its sole discretion, exclude a Subscriber from ~~BlockCross~~the ATS, or suspend or withdraw access in whole or in part. Any suspension of ILLC, in its capacity as a Subscriber to the ATS, is likely to be temporary, and to arise from a technical issue or another event that presents a risk to the ATS system or another Instinet service.

Item 4:   Hours of Operations

a. *Provide the days and hours of operation of the NMS Stock ATS, including the times when orders or trading interest can be entered on the ATS, and any hours of operation outside of regular trading hours.*

~~BlockCross~~The ATS accepts orders from 2 a.m. ET to 4 p.m. ET. ~~BlockCross~~The ATS matches and executes orders from 9:30 a.m. ET to 4 p.m. ET. During market holidays or shortened trading days this period of operation will be amended. Orders received when ~~BlockCross~~the ATS is not in operation are rejected and open orders, if any, are canceled back at the end of trading hours.

b. *Are the hours of operations the same for all Subscribers and the Broker-Dealer Operator?*

☒ Yes   ☐ No

Item 5: Means of Entry

a. *Does the NMS Stock ATS permit orders and trading interest to be entered directly into the ATS (e.g., via Financial Information eXchange ("FIX") protocol, Binary)?*

☐ *Yes*   ☒ *No*

c. *Are there any other means for entering orders and trading interest into the NMS Stock ATS (e.g., smart order router, algorithm, order management system, sales desk)?*

☒ *Yes*   ☐ *No*

If yes, identify and explain the other means for entering orders and trading interest, indicate whether the means are provided through the Broker-Dealer Operator, either by itself or through a third-party contracting with the Broker-Dealer Operator, or through an Affiliate of the Broker-Dealer Operator, and list and provide a summary of the terms and conditions for entering orders or trading interest into the ATS through these means.

BACKGROUND: ILLC offers its clients electronic order handling and execution products and services including the Instinet Trading Products (See Part II, Item 5), and direct access to the ATS. Additionally, ILLC offers its clients order routing and execution support services through the component groups of ILLC's trading desk listed in Part II, Item 1.

Subscribers submit orders to ~~BlockCross~~the ATS via the Front End. Subscribers may submit trading interest to the Front End automatically via blotter integration or manually via FIX connection. Subscribers may also manually submit orders to the Front End by using the ~~BlockCross~~ Desktop Application. All trading interest accesses the ATS via the Front End, including orders routed to ~~BlockCross~~the ATS by the Instinet Algorithms and SOR. All Subscribers may utilize these products and services.

INSTINET ALGORITHMS: A Subscriber utilizing an Instinet Algorithm may select a strategy that, where applicable, may route orders or trading interest to ~~BlockCross~~the ATS. Instinet Algorithm orders routed to ~~BlockCross~~the ATS access the ATS via the Front End. Orders routed to ~~BlockCross~~the ATS by any of the specific Instinet Algorithms will be prioritized, matched, and executed in accordance with the matching and execution logic outlined in Part III, Item 11.

SOR: Orders that are routed to ~~BlockCross~~the ATS via the SOR access the ATS via the Front End and will be prioritized, matched, and executed in accordance with the matching and execution logic outlined in Part III, Item 11.

OMS/EMS: The Instinet OMSs allow users to access the ATS in the following ways: (i) by directing trading interest to the ATS, (ii) by utilizing an Instinet Algorithm (to the extent offered by the Instinet OMS and permissioned to

access the ATS), and (iii) by otherwise submitting a non-directed order to ILLC for further handling by trading desk personnel or by entering the order in the SOR. Orders that are routed to ~~BlockCross~~the ATS by the above listed means access the ATS via the Front End and will be prioritized, matched, and executed in accordance with the matching and execution logic outlined in Part III, Item 11.

FRONT END: The Front End allows for possible matching and execution within ~~BlockCross~~the ATS and also offers the client the ability to utilize the Algorithms to seek contra-side interest for their trading interest. Additionally, the Front End allows users to utilize the conditional order and IOI functionalities discussed in Part III, Item 9. Orders entering the ATS via the Front End will be prioritized, matched, and executed in accordance with the matching and execution logic outlined in Part III, Item 11.

In addition to the means of accessing the ATS listed above, Subscribers may submit trading interest to the Front End manually via FIX connection or by integrating the Subscriber's order book (in whole or in part) via blotter integration. Blotter integration occurs when the Front End is integrated directly with another system that contains information relating to that Subscriber's trading interest, such as a Subscriber's order management system. Blotter integration is an automated solution that allows a Subscriber to copy and continuously and automatically "synchronize" all or a designated portion of its order blotter into the Front End. Only Subscribers that utilize the Front End in conjunction with the ~~BlockCross~~ Desktop Application may utilize blotter integration.

Trading interest registered to the Front End will reach the ATS once a potential match is identified and following the post-match requirements of each trading mode (e.g., Firm up process for trading interest submitted in Confirm Mode) and any verification required by the order type (e.g., uncommitted orders).

DESKTOP APPLICATION: The Desktop Application allows users to "manually" manage their trading interest registered to the Front End (e.g., designate orders as committed or uncommitted, select a specific trading mode, or utilize the conditional order and IOI functionalities discussed in Part III, Item 9). Only Subscribers that utilize the Desktop Application may "manually" manage their trading interest registered to the Front End or receive Activity Alerts, Subscriber Generated IOIs, or Agency IOIs (See Part III, Item 9). Subscribers that do not utilize the Desktop Application may set personalized rules regarding the handling and automatic routing of trading interest registered on the Front End.

d. *If yes to Item 5(c), are the terms and conditions required to be identified in*

Item 5(c) the same for all Subscribers and the Broker-Dealer Operator?

☐ *Yes*   ☒ *No*

If no, identify and explain any differences.

Only Subscribers that utilize the Desktop Application in conjunction with the Front End may utilize blotter integration. Only Subscribers that utilize the Desktop Application may "manually" manage their trading interest in the ATS. Subscribers that do not have the Desktop Application may set personalized rules regarding the handling and automatic routing of orders submitted to the Front End.

Subscribers who have registered their trading interest on the Front End, and utilize the Desktop Application, may receive Activity Alerts (See Part III, Item 9) to notify the Subscriber of potential contra-side activity in the Front End.

Activity Alerts are automatically generated by the Front End from time to time throughout the trading day in accordance with parameters set by ILLC in its sole discretion. ILLC will work with Subscribers to customize such parameters thereby allowing Subscribers to tailor the amount and frequency in which they receive Activity Alerts. For example, Subscribers who have requested to receive no more than a certain number of Activity Alerts during a predetermined time period (e.g., over the course of one day) would not receive additional Activity Alerts once that threshold has been met. ILLC will implement such requests in its sole direction.

Item 7: Order Types and Attributes

    a. Identify and explain each order type offered by the NMS Stock ATS. In your explanation, include the following:

        i. priority, including the order type's priority upon order entry and any subsequent change to priority (if applicable); whether and when the order type can receive a new time stamp; the order type's priority vis-a-vis other orders on the book due to changes in the NBBO or other reference price; and any instance in which the order type could lose execution priority to a later arriving order at the same price;

        ii. conditions, including any price conditions (e.g., how price conditions affect the rank and price at which it can be executed; conditions on the display or non-display of an order; or conditions on executability and routability);

        iii. order types designed not to remove liquidity (e.g., post-only orders), including what occurs when such order is marketable against trading interest on the NMS Stock ATS when received;

iv. *order types that adjust their price as changes to the order book occur (e.g., price sliding orders or pegged orders) or have a discretionary range, including an order's rank and price upon order entry and whether such prices or rank may change based on the NBBO or other market conditions when using such order type; when the order type is executable and at what price the execution would occur; whether the price at which the order type can be executed ever changes; and if the order type can operate in different ways, the default operation of the order type;*

v. *whether an order type is eligible for routing to other Trading Centers;*

vi. *the time-in-force instructions that can be used or not used with each order type;*

vii. *the circumstances under which order types may be combined with another order type, modified, replaced, canceled, rejected, or removed from the NMS Stock ATS; and*

viii. *the availability of order types across all forms of connectivity to the NMS Stock ATS and differences, if any, in the availability of an order type across those forms of connectivity.*

ORDER TYPES: The ATS accepts both "buy" and "sell" orders. ~~BlockCross~~The ATS offers market orders, limit orders, and pegged orders. "Market" is an order to buy or sell immediately at the best available price. "Limit" is an order to buy or sell at a specified price or better. "Pegged" is an order to buy or sell at a price relative to a benchmark reference price.

All Subscribers may submit orders to sell "long" or "short," but only broker-dealer Subscribers may submit orders marked "short sale exempt." All of the above listed order types are available across all forms of connectivity to the ATS. All of the above pricing instructions are available for both committed and uncommitted orders and in both AutoEx and Confirm modes.

PRIORITY: ~~BlockCross~~The ATS supports two trading modes: AutoEx and Confirm mode (See Part III, Item 11 for a discussion of Trading Modes). Both AutoEx and Confirm modes allow for "committed" and "uncommitted" orders. Orders submitted in any trading mode, whether committed or uncommitted, are executed based on strict time priority, marketability and in accordance with the order's designated trading mode and any Subscriber-selected counterparty restrictions (i.e. for priority purposes, the ATS does not differentiate between orders based on trading mode or whether the order is committed or uncommitted). Additionally, uncommitted orders retain their time priority when converted to and from committed orders.

No two orders can enter ~~BlockCross~~the ATS at precisely the same time, so time priority is determined by the actual time an order is received by ~~BlockCross~~the ATS. The ATS does not adjust the time of receipt of pegged orders to account for reference price changes. Except as otherwise noted herein, all orders will retain the original time-stamp received upon entry to the ATS.

PRICING INSTRUCTIONS: ~~BlockCross~~the ATS currently supports the following reference prices for pegged orders: (1) Last Executed Price: limit is derived from the last executed trade price as published to the consolidated tape; (2) Volume Weighted Average Price: limit is the trading day's current volume-weighted average price as determined by IMDS; (3) Midpoint: limit is the current midpoint of the NBBO; (4) Market: limit is the current national best offer ("**NBO**") for buy orders and current national best bid ("**NBB**") for sell orders; and (5) Primary: limit is the current NBB for buy orders and current NBO for sell orders. The ATS does not adjust the time of receipt of pegged orders to account for reference price changes.

Orders pegged to the NBB or NBO may include a peg-offset (e.g., Buy 100 shares XYZ pegged at the NBB plus/minus $.02). For orders priced at $1.00 per share or higher, peg-offsets may only be expressed in whole penny amounts. Orders pegged to the midpoint of the NBBO may not include a peg-offset.

COMMITTED AND UNCOMMITTED ORDERS: Subscribers may submit orders to the ATS designated as "committed" or "uncommitted." A committed order is an order submitted by a Subscriber for execution on ~~BlockCross~~the ATS where the shares are unavailable for execution on any other platform. An uncommitted order is a "conditional" order submitted by a Subscriber to ~~BlockCross~~the ATS where the shares underlying the order are being represented at another market center. Uncommitted orders are not executed on ~~BlockCross~~the ATS until ~~BlockCross~~the ATS has verified that the Subscriber's shares are still available.

Generally, Subscribers registering trading interest on the Front End may submit both committed and uncommitted orders. Trading interest submitted to the Front End automatically via blotter integration is submitted on an uncommitted basis.

TIME IN FORCE: Subscribers that submit orders or trading interest to the Front End for possible matching and execution in ~~BlockCross~~the ATS through a FIX connection may designate their orders as either "day" or immediate or cancel ("**IOC**"). The IOC instruction is available in both AutoEx and Confirm mode. Orders designated as immediate or cancel may only be submitted as committed orders and are canceled promptly following their

submission unless those orders are immediately matched (i.e., against an existing resting order) in ~~BlockCross~~the ATS. In either mode, following an initial match, the matching logic will repeat until the IOC order is fully filled or no longer matches a contra order. Subscribers submitting orders as IOC must set standing instructions regarding the handling of IOC orders following a match (i.e., preselect an amount of time where the matching logic will attempt subsequent matches prior to cancelling the IOC order).

By default, ~~BlockCross~~the ATS designates all orders submitted manually to ~~BlockCross~~it by Subscribers using the Desktop Application as "day" orders.

~~BlockCross~~ Subscribers utilizing the Desktop Application may also utilize the following timing options: (1) Automatic cancelation of "day" orders in the event the remaining shares are less than 2,500 shares after a partial fill; (2) Automatic cancelation of "day" orders that have not received a partial fill from ~~BlockCross~~the ATS within a period of time configurable by the Subscriber (the configured period of time will reset after each partial fill); (3) Automatic cancelation of "day" orders where the Subscriber logs out of or is otherwise disconnected from the Desktop Application, unless the relevant Subscriber has provided a separate standing instruction to the Firm indicating this event should not result in the removal of any orders from the ATS; and (4) Automatic cancelation of "market" orders for Subscribers that have instructed that every order have a limit and the Subscriber has submitted an order through the Front End without a limit.

Subscribers not electing to utilize the Desktop Application may also include the following timing options: (1) Automatic cancelation of "day" orders in the event the remaining shares are less than 2,500 shares after a partial fill; (2) Automatic cancelation of "day" orders in the event that the connectivity between the Subscriber's systems and the ATS or Front End, as applicable, is disconnected; (3) Automatic cancelation of "day" orders that have not received a partial fill from ~~BlockCross~~the ATS within a period of time configurable by the Subscriber (the configured period of time will reset after each partial fill); and (4) Automatic cancelation of "market" orders for Subscribers that have instructed that every order have a limit and the Subscriber has submitted an order through the Front End without a limit.

~~BlockCross~~The ATS treats all uncommitted orders as "day" orders. However, if the ATS is informed that the shares underlying an uncommitted order have been removed from the Subscriber's blotter, the ATS will cancel the relevant uncommitted order.

ORDER MODIFICATION: Subscribers may modify, replace, or cancel their orders at their discretion. Except as noted below, modifications to a Subscriber order (e.g. switching trading modes for a specific order or

changing the orders designation as committed or uncommitted) do not affect the order's priority. Orders that are cancelled will not maintain their original priority.

As described in Part III, Item 8 below, ~~BlockCross~~the ATS has certain minimum size requirements. In the event a Subscriber enters an order or trading interest in Confirm Mode, in a quantity below the required minimum, and subsequently raises the share quantity to a value at or above the minimum size requirement, that order will not retain its original priority.

ROUTABILITY: Subscribers may route orders through the Front End to the ATS and to other market centers, including other alternative trading systems operated by ILLC. Subscribers may elect to represent in the ATS, on a conditional basis, trading interest routed to another market center (i.e., submit an uncommitted order to the ATS where "firm" trading interest has been submitted to another market center). Where eligible contra-side interest exists, the ATS will request that the Front End "confirm" an uncommitted order in the ATS. Following such a confirmation, the ATS will release any unexecuted shares back to the Front End, which may route those shares to another market center, including other alternative trading systems operated by ILLC. The ATS is not involved in any such routing determinations.

b. *Are the terms and conditions for each order type and attribute the same for all Subscribers and the Broker-Dealer Operator?*

☐ *Yes*   ☒ *No*

If no, identify and explain any differences.

Only broker-dealer Subscribers may submit orders marked short-sell exempt.

Item 8: Order Sizes

a. *Does the NMS Stock ATS require minimum or maximum sizes for orders or trading interest?*

☒ *Yes*   ☐ *No*

If yes, specify any minimum or maximum order or trading interest size requirements and any related handling procedures.

MINIMUM SIZE REQUIREMENTS: AutoEx orders must have a minimum quantity of 2,500 shares per match. Subscribers may register trading interest of any size on the Front End. Trading interest less than 2,500 shares is

ineligible for matching within ~~BlockCross~~the ATS. For example, a Subscriber utilizing blotter integration may allow AutoEx orders comprising less than 2,500 shares to be registered on the Front End; however, such orders will be ineligible for matching. Subscribers may also elect to have the Front End system disregard AutoEx orders for less than 2,500 shares (i.e., the blotter integration functionality would not register specific trading interest on the Front End for such a Subscriber unless such trading interest is for 2,500 shares or more). ~~BlockCross~~The ATS does not aggregate orders for matching or execution.

Confirm Mode orders must have the minimum quantities set forth below as determined by the underlying security's 30-day average daily trading volume: Micro - 0 to 1,000,000 average daily volume - 5,000 share minimum quantity; Medium - 1,000,001 to 10,000,000 average daily volume - 25,000 share minimum quantity; Large - 10,000,001 and up average daily volume - 100,000 share minimum quantity. Trading interest submitted in Confirm Mode that fails to meet these minimum quantities are ineligible for matching within ~~BlockCross~~the ATS. For example, a Subscriber utilizing blotter integration may allow Confirm mode orders comprising less than the required minimum shares to be registered to the Front End; however, such orders will be ineligible for matching. Subscribers may also elect to have the Front End system disregard Confirm mode orders comprising less than the required minimum shares.

ACTIVITY ALERTS AND INDICATIONS OF INTEREST: The Front End includes certain messaging and conditional order functionality as discussed in Part III, Item 9. Activity Alerts are system generated messages indicating contra-side activity that has been submitted to the Front End in AutoEx mode. Accordingly, to be eligible to receive Activity Alerts Subscribers must have contraside interest registered to the Front End, set for AutoEx mode, and comprising at least 5,000 shares. Additionally, the system will not generate Activity Alerts for trading interest registered to the Front End that comprises less than 5,000 shares or that has been submitted in Confirm mode.

Subscriber Generated IOIs may only be sent by Front End users that have registered their trading interest in Auto Ex mode and such users may only IOI an amount of shares less than or equal to the amount of shares submitted in Auto Ex mode and cannot IOI less than the 5,000 share minimum quantity. Subscribers may receive Agency IOIs for any amount.

b. *If yes to Item 8(a), are the requirements and procedures required to be identified in Item 8(a) the same for all Subscribers and the Broker-Dealer Operator?*

☒ *Yes*   ☐ *No*

c. *Does the NMS Stock ATS accept or execute odd-lot orders?*

☒ *Yes*   ☐ *No*

If yes, specify any odd-lot order requirements and related handling procedures (e.g., odd lot treated the same as round lot).

~~BlockCross~~The ATS will accept any order subject to any instructions placed on such order by the Subscriber. ~~BlockCross~~The ATS will execute any order that satisfies the minimum order quantity requirements, including a mixed lot order that is not an even multiple of one hundred shares. ~~BlockCross~~The ATS will not execute odd-lot orders.

d. *If yes to Item 8(c), are the requirements and procedures required to be identified in Item 8(c) the same for all Subscribers and the Broker-Dealer Operator?*

☒ *Yes*   ☐ *No*

e. *Does the NMS Stock ATS accept or execute mixed-lot orders?*

☒ *Yes*   ☐ *No*

If yes, specify any mixed lot order requirements and related handling procedures (e.g., mixed lot treated the same as round lot).

~~BlockCross~~The ATS will execute any order that satisfies the minimum order quantity requirements, including a mixed lot order that is not an even multiple of one hundred shares. By default, mixed lots are treated the same as round lots. However, ~~BlockCross~~the ATS offers functionality to allow Subscribers to limit their order executions to round lots; if a Subscriber elects to use this functionality, ~~BlockCross~~the ATS automatically rounds down the execution amount for both sides of the potential trade to the nearest hundred shares.

f. *If yes, to Item 8(e), are the requirements and procedures required to be identified in 8(e) the same for all Subscribers and the Broker-Dealer Operator?*

☒ *Yes*   ☐ *No*

Item 9: Conditional Orders and Indications of Interest

a. *Does the NMS Stock ATS send or receive any messages indicating trading interest (e.g., IOIs, actionable IOIs, or conditional orders)?*

☒ *Yes* ☐ *No*

If yes, identify and explain the use of the messages, including information contained in messages (e.g., price or size minimums), how the message is transmitted (e.g., order management system, smart order router, FIX), when the message is transmitted (e.g., automatically by the ATS, or upon the sender's request), the type of Persons that receive the message (e.g., Subscribers, Trading Centers), responses to conditional orders or IOIs (e.g., submission to firm-up conditional orders), and the conditions under which the message might result in an execution in the ATS (e.g., response time parameters, interaction, and matching).

SUBSCRIBER GENERATED IOIS: ~~BlockCross~~ Subscribers that are institutional clients and broker-dealers that have submitted trading interest to the ATS on an agency basis may elect to transmit indications of interest ("**IOIs**") to ~~BlockCross~~ Subscribers that utilize the Desktop Application and have eligible contra-side registered on the Front End (whether that interest be committed or uncommitted and without regard to which trading mode the interest is set) and to one or more classes of users of third-party financial information aggregators (Bloomberg and NYSE's ioinet) (such IOIs, "**Subscriber Generated IOIs**"). Only Subscribers may generate such IOIs and, accordingly, neither the Front End, the ATS, nor ILLC determines whether to transmit such IOIs. Only Subscribers that utilize the Desktop Application and access the ATS via the Front End may manually transmit Subscriber Generated IOIs.

Subscriber Generated IOIs are disseminated by the Front End. However, to send a Subscriber Generated IOI, a Subscriber must have registered a committed or uncommitted order on the Front End for execution in AutoEx mode for at least the quantity of shares that are the subject of the IOI. Subscriber Generated IOIs must be for at least 5,000 shares.

Eligible recipients of Subscriber Generated IOIs include all Desktop Application users with eligible contra-side interest in the ATS (whether that interest be committed or uncommitted) and to certain classes of non-Subscribers, as determined by the Subscriber. When electing to send a Subscriber Generated IOI, the Subscriber can choose to display such IOIs to one or more of the following classes of non-Subscribers: (i) all buy-side institutions; (ii) the fifty largest buy-side institutions as measured by U.S. equity assets under management; and (iii) buy-side institutions with more than $10 billion in U.S. equity assets under management, in each case as determined by information provided by an independent third party data provider. Additionally, all Subscribers may request, from time to time, that a customized distribution list be created based upon particular recipient characteristics, provided, however, that ILLC would not expect any such

customized list to be comprised of less than twenty institutions.

Subscriber Generated IOIs that are distributed to other ~~BlockCross~~ Subscribers (Subscriber must be a Desktop Application User and have contraside interest in the ATS) identify side, symbol and size. Subscribers receiving a Subscriber Generated IOI receive a "pop-up" message on their Desktop Application alerting the Subscriber to the trading opportunity. Such Subscribers then elect to trade by setting their trading interest for AutoEx, in which case execution occurs automatically, or the Subscriber may reject the IOI.

Subscriber Generated IOIs that are distributed to third-party financial information aggregators identify symbol and side. If the recipient of a Subscriber Generated IOI is not a Subscriber to ~~BlockCross~~the ATS, it may contact a broker-dealer that is a Subscriber (e.g., ILLC) and instruct that broker-dealer to submit an order for execution to ~~BlockCross~~the ATS.

The ATS does not differentiate between orders submitted in response a Subscriber Generated IOI and other trading interest submitted in ordinary course of operation. Accordingly, orders that are the basis for, or submitted in response to, a Subscriber Generated IOI are subject to the ATS' standard priority, matching, and execution logic. In essence, an order submitted in response to a Subscriber Generated IOI may execute with the trading interest underlying the IOI or may execute with other trading interest in the ATS based on priority.

AGENCY IOIS: ILLC is a Subscriber to the ATS. The ILLC agency trading desk may transmit IOIs to those ATS Subscribers that have elected to download and use versions of the ~~BlockCross~~ Desktop Application that include the IOI functionality (Subscribers may choose to continue to use certain legacy versions of the Desktop Application where this functionality was not in operation) and that have opted in to receiving IOIs in this manner (such IOIs, "**Agency IOIs**").

Only ILLC is permitted to submit Agency IOIs. Subscribers must notify ILLC that they would like to receive Agency IOIs and establish a relationship with the ILLC agency trading desk if they wish to receive Agency IOIs. The ILLC agency trading desk is notified of the Subscriber's identity so that they may establish a relationship with the Subscriber.

Agency IOIs notify the Subscriber of targeted trading opportunities on the ILLC agency trading desk by comparing the symbol and side of IOIs submitted by the ILLC trading desk to the Subscriber's trading position information in the Front End. This comparison occurs solely in the Front End and only Subscribers that have the relevant contra-side trading position represented

36

in the Front End actually receive the Agency IOI. Accordingly, if the ILLC agency trading desk directs an Agency IOI to a particular Subscriber, the absence of a response from that Subscriber could be due to a lack of interest in entering into the transaction in the underlying security or because the Subscriber never received the Agency IOI because it did not have a contra-side trading position in the underlying security.

The ILLC agency trading desk does not have access to Subscriber order or trade position information in the Front End. Positions that are in the Front End, include those orders that are also submitted on a committed or uncommitted basis to ~~BlockCross~~the ATS.

Subscribers receiving an Agency IOI would receive a "pop-up" message on their Desktop Application alerting the Subscriber to the trading opportunity. The "pop-up" message displays to the receiving Subscriber symbol, side, and size of the trading opportunity. If the Subscriber is interested in the trading opportunity presented by an Agency IOI, it may use functionality built into the ~~BlockCross~~ Desktop Application to establish communication with the ILLC agency trading desk and begin negotiations regarding a potential transaction related to the interest underlying the Agency IOI, or may communicate with the ILLC agency desk though other means. If the Subscriber elects to initiate a negotiation with the ILLC agency trading desk, the Subscriber's order or trading interest (whether the order or trading interest is represented in the Front End or the Front End and ATS) remains eligible for matching on ~~BlockCross~~the ATS unless the Subscriber chooses to route the order to the ILLC agency desk or otherwise makes its order or trading interest ineligible for execution in ~~BlockCross~~the ATS (e.g., cancelling, changing the terms (size, limit price, minimum quantity, etc.), or by switching the designated trading mode (AutoEx/Confirm Mode)). ILLC would act as broker and agent for both the Subscriber and the other party to the transaction that placed the order being represented by the Agency IOI. Such transactions would be negotiated and executed by the ILLC agency desk and would not be executed in the ATS.

If the Subscriber does not elect to initiate a transaction with the ILLC agency trading desk, no information is communicated to the ILLC agency trading desk regarding the Subscriber's order or trade position.

The Agency IOI functionality does not actually execute IOIs, nor does it allow for any Subscriber name, order or trade position information to flow from the Front End to the ILLC agency trading desk. However, as described above, the ILLC agency trading desk is aware of which Subscribers have opted in to receive Agency IOIs. The ILLC agency trading desk may elect (based upon which Subscribers it knows can receive Agency IOIs) to direct any particular

Agency IOI to some, but not all, eligible Subscribers at its sole discretion. In these circumstances, the ILLC agency trading desk does not know whether any of the selected Subscribers have the relevant contra-side trading position that is necessary to actually receive the Agency IOI.

ACTIVITY ALERTS: Activity Alerts are a functionality of the Front End which notifies certain Subscribers of potential contra-side activity in the Front End that would otherwise be ineligible to match due to a variety of factors (e.g., when the Subscriber submitted the order in AutoEx mode, the Subscriber elected to set a minimum quantity that was greater than the available contraside interest). Activity Alerts notify Subscribers of such potential contra-side interest and allows the Subscribers on both sides to re-evaluate their previously selected order parameters (e.g., a Subscriber may remove their previously selected minimum quantity and accept a match for a lower number of shares).

Activity Alerts are automatically generated by the Front End from time to time throughout the trading day in accordance with parameters set by ILLC in its sole discretion. ILLC will work with Subscribers to customize such parameters thereby allowing Subscribers to tailor the amount and frequency in which they receive Activity Alerts. For example, Subscribers who have requested to receive no more than a certain number of Activity Alerts during a predetermined time period (e.g., over the course of one day) would not receive additional Activity Alerts once that threshold has been met. ILLC will implement such requests in its sole direction. The contra side information that may generate an Activity Alert includes both orders entered into the Front End System with an instruction from the Subscriber to automatically route to ~~BlockCross~~the ATS and trading positions in a trade blotter integrated with the Front End System for which a Subscriber may or may not have provided instructions that its trading positions be routed to ~~BlockCross~~the ATS. The Subscribers receiving an Activity Alert each receive a "pop-up" message on their Desktop Application. This message displays to each Subscriber the symbol and side of the potential trading opportunity and allows each Subscriber to accept or reject the message. In the event a Subscriber elects to accept the message, that Subscriber will receive an additional "pop-up" message and will be prompted to enter a size and limit price in the pop-up. If after each Subscriber makes the required entries, there is a match, the orders will execute (subject to any necessary verification of uncommitted trading interest) pursuant to the standard procedures described in Part III, Item 11(c). If one or both Subscribers receiving the message reject the Activity Alert, no matching occurs and the trading interest of both Subscribers retains its original parameters (e.g., price and size) and priority.

Activity Alerts do not identify the Subscriber with the contra side trade position or the size of the contra side order and will only be delivered to a Subscriber with contra-side interest in the Front End that satisfies the minimum trade order size requirements of ~~BlockCross~~the ATS.

In order to receive Activity Alerts, a Subscriber must utilize the Front End in conjunction with the Desktop Application and have ~~contraside~~contra side interest that has been submitted in AutoEx mode. Those Subscribers that do not use the Desktop Application do not receive any Activity Alerts. Subscribers will only receive Activity Alerts related to contra-side activity submitted in AutoEx mode. Subscribers receiving Activity Alerts will not receive such alerts related to trading interest that has been submitted in Confirm Mode. Similarly, the Front End will not generate Activity Alerts based on trading interest submitted in Confirm Mode.

No Subscriber may opt out of having its information serve as the basis for an Activity Alert and no Subscriber that uses the Desktop Application functionality may opt out of receiving an Activity Alert.

UNCOMMITTED ORDERS: Subscribers may submit orders or trading interest designated as "committed" or "uncommitted." A committed order is an order submitted by a Subscriber for execution on ~~BlockCross~~the ATS where the shares are unavailable for execution on any other platform. An uncommitted order is a "conditional" order submitted by a Subscriber to ~~BlockCross~~the ATS where the shares underlying the order are being represented at another market center. In the event of a match where shares on one or both sides of the trading opportunity are uncommitted, the order will not execute until ~~BlockCross~~the ATS has verified that the Subscribers' shares are still available. The ATS verifies that uncommitted trading interest is available following a match with eligible ~~contraside~~contra side trading interest by sending a "message" to the Subscriber's OMS system requesting that the Subscriber's OMS route any necessary and available shares (i.e., the shares that may be executed based on the match) to the ATS. The Subscriber's OMS system either responds by submitting a firm order or responds with a message back informing the ATS that the uncommitted shares are no longer available. Such messages do not identify the Subscriber with the contra side trade position.

CONFIRM MODE: Confirm mode allows Subscribers to submit conditional order interest to ~~BlockCross~~the ATS that Subscribers must confirm or "firm-up" prior to any execution (such confirmation separate from verifying the availability of any uncommitted shares). The execution of an order in Confirm mode requires both Subscribers to a potential transaction to acknowledge a Preliminary Match (i.e., authorize the execution of their

orders) within thirty seconds of the Preliminary Match.

Subscribers utilizing the Desktop Application are notified of a Preliminary Match by a "pop-up" message on their Desktop Application. This message displays symbol and side of the trading opportunity. Upon receipt of this message, each Subscriber may elect to trade, in which case each Subscriber must enter the number of shares they wish to trade. Subscribers may also elect to reject such messages. In the event both Subscribers elect to trade, the order will execute in the amount of the lesser of the two sizes entered (subject to any required verification of uncommitted shares) pursuant to the standard procedures described in Part III, Item 11(c). If one or both Subscribers receiving the message elect not to trade, no matching occurs and the trading interest of both Subscribers retains its original parameters (e.g., price and size) and priority. Desktop Application users may also establish a standing instruction to either (i) automatically accept, at the end of the thirty second confirmation time period, any Preliminary Matches under Confirm mode that the Subscriber has not otherwise manually rejected or accepted or (ii) automatically and immediately accept all Preliminary Matches under Confirm mode.

As stated above, Subscribers that use the Desktop Application may manually confirm a match; however, Subscribers that do not utilize the Desktop Application must, to the extent they wish to utilize Confirm Mode, establish a standing instruction to automatically and immediately accept all Preliminary Matches.

Subscribers may submit uncommitted orders in confirm mode. In confirm mode, if a Subscriber integrates with the ATS through blotter integration, its order will always be designated as uncommitted. By default, the ATS will request the shares underlying an uncommitted order before notifying both parties of the match. If the shares are available, then the ATS will convert the order to a committed order for the duration of the match and notify both parties of the match. However, Subscribers that use the Desktop Application in conjunction with blotter integration may elect that the verification and conversion of an uncommitted order be delayed until the Subscriber has acknowledged a confirm match.

Once a Subscriber has been notified of a Preliminary Match, the order subject to that match becomes unavailable for other matching opportunities in the ATS during the "firm-up" period.

If a Subscriber on either side of a potential trade in Confirm trading mode fails to affirmatively acknowledge a match within the allotted thirty-second confirmation time period described above then no execution will result from the Preliminary Match. Further, where a Subscriber fails to affirmatively

acknowledge a Preliminary Match within the thirty second confirmation time period, that Subscriber's order will be removed from the ATS, along with any other orders that Subscriber has in the ATS with the same symbol and side. If a Subscriber affirmatively acknowledges a Preliminary Match in circumstances where the other Subscriber to a potential trade does not, the Subscriber acknowledging the Preliminary Match will receive a message indicating that the match has timed out, although its order will not be cancelled and will retain its original time priority status.

b. *If yes to Item 9(a), are the terms and conditions governing conditional orders and indications of interest the same for all Subscribers and the Broker-Dealer Operator?*

☐ *Yes*　　☒ *No*

If no, identify and explain any differences.

Only institutional Subscribers and broker-dealer Subscribers acting in an agency capacity that utilize the Desktop Application and access the ATS via the Front End may manually transmit Subscriber Generated IOIs. Only institutional clients that use the Desktop Application may receive Subscriber Generated IOIs. Only ILLC may send Agency IOIs. Only those ATS Subscribers that have elected to download and use versions of the ~~BlockCross~~ Desktop Application that include the IOI functionality (Subscribers may choose to continue to use certain legacy versions of the Desktop Application where this functionality was not in operation) and that have opted in to receiving IOIs in this manner may receive Agency IOIs.   Only users of the Desktop Application may receive Activity Alerts. Alerts are automatically generated by the Front End from time to time throughout the trading day in accordance with parameters set by ILLC in its sole discretion. ILLC will work with Subscribers to customize such parameters thereby allowing Subscribers to tailor the amount and frequency in which they receive Activity Alerts. For example, Subscribers who have requested to receive no more than a certain number of Activity Alerts during a predetermined time period (e.g., over the course of one day) would not receive additional Activity Alerts once that threshold has been met. ILLC will implement such requests in its sole direction. Institutional clients (i.e., non-broker-dealer Subscribers) may elect to only interact with trading interest of other institutional Subscribers in confirm mode. This counterparty permissioning functionality is not available to broker-dealer Subscribers. Subscribers that elect to use the Front End in conjunction with the Desktop Application may manually acknowledge a Preliminary Match in confirm mode, while other Subscribers may only use confirm mode by electing to use functionality whereby the order will automatically and immediately accept all Preliminary Matches in confirm

mode.

Item 10: Opening and Reopening

a. Explain how the NMS Stock ATS opens or re-opens for trading, including when and how orders and trading interest are priced, prioritized, matched, and executed, and identify any order types allowed prior to the start of regular trading hours or following a stoppage of trading in a security during regular trading hours.

~~BlockCross~~The ATS does not perform an opening or reopening cross. ~~BlockCross~~The ATS opens for trading on a security-by-security basis. Trading in a security begins once ~~BlockCross~~the ATS has received a last sale eligible print in a security, during regular market hours, as reported by the SIP. Once ~~BlockCross~~the ATS receives a last sale eligible print in a security, ~~BlockCross~~the ATS applies the standard prioritization, matching, and execution rules noted in Part III Item 11(c).

~~BlockCross~~The ATS will accept orders beginning at 2:00 am. For priority purposes, an order's receipt time is the actual time of receipt by the ATS, regardless of whether an order is received prior, or during, regular trading hours (e.g., an order received at 2:30 a.m. ET has priority over an order received at 6:00 a.m. ET, and both orders have priority over an order received at 9:45 a.m. ET).

When ~~BlockCross~~the ATS has received a notice that a security is subject to a regulatory halt, ~~BlockCross~~the ATS automatically halts trading in the security. ~~BlockCross~~The ATS does not cancel open order interest and continues to accept orders in a halted security. Order time of receipt, for priority purposes, is the time the order was actually received by the ~~BlockCross~~ATS system, and is not impacted by a trading halt (unless the trading halt delays ~~BlockCross'~~the ATS' receipt of the relevant order). ~~BlockCross~~The ATS will resume trading in the security once it receives notice that the regulatory halt has been lifted.

Activity Alerts are not generated until the security has opened for trading on ~~BlockCross~~the ATS. Subscribers may generate Subscriber Generated IOIs, and receive Agency IOIs even if the security has not opened for trading on ~~BlockCross~~the ATS.

b. Are the processes and procedures governing opening and re-opening the same for all Subscribers and the Broker-Dealer Operator?

☒ *Yes*　　☐ *No*

c. *Explain how unexecuted orders and trading interest are handled at the time the NMS Stock ATS begins regular trading at the start of regular trading hours or following a stoppage of trading in a security during regular trading hours.*

~~BlockCross~~The ATS maintains a specific price priority regardless of whether the order is received pre-open. As noted above, orders received during or prior to a trading halt are not cancelled and ~~BlockCross~~the ATS uses their actual time of receipt for order priority purposes. Following lifting of a trading halt, orders are matched in accordance with ~~BlockCross'~~the ATS' standard order matching logic and priority. See Part III Item11(c).

d. *Are the processes or procedures governing unexecuted orders and trading at the time the NMS Stock ATS begins regular trading at the start of regular trading hours, or following a stoppage of trading in a security during regular trading hours, the same for all Subscribers and the Broker- Dealer Operator?*

☒ *Yes*　　☐ *No*

e. *Are there any differences between pre-opening executions, executions following a stoppage of trading in a security during regular trading hours, and/or executions during regular trading hours?*

☐ *Yes*　　☒ *No*

Item 11: Trading Services, Facilities and Rules

a. *Provide a summary of the structure of the NMS Stock ATS marketplace (e.g., crossing system, auction market, limit order matching book) and explain the means and facilities for bringing together the orders of multiple buyers and sellers on the NMS Stock ATS.*

~~BlockCross~~The ATS is a crossing system which allows Subscribers to enter orders in equity securities for prioritization and interaction with orders of other ~~BlockCross~~ATS Subscribers. ~~BlockCross~~The ATS matches orders on a continuous basis during its hours of operation. All NMS Stocks are eligible for trading on ~~BlockCross~~the ATS. The systems related to the ATS support multiple trading modes (see Part III, Item 11(c)), conditional orders, IOIs, and Activity Alerts (see Part III, Item 9), as well as order routing functionalities that allow Subscribers to seek contra-side interest for their trading interest in other market centers while simultaneously exploring matching opportunities in ~~BlockCross~~the ATS (see Part III, Item 5).

ILLC offers ~~BlockCross~~ Subscribers the ability to integrate the Subscriber's order book (in whole or in part) via blotter integration. Blotter integration is an automated solution that allows a Subscriber to copy and continuously and

automatically "synchronize" all or a designated portion of its order blotter into the Front End. Other than the functionalities described in response to Part III, Items 9,11, and 15, orders are not displayed.

b. *Are the means and facilities required to be identified in Item 11(a) the same for all Subscribers and the Broker-Dealer Operator?*

☐ *Yes*   ☒ *No*

If no, identify and explain any differences.

Only institutional Subscribers and broker-dealer Subscribers acting in an agency capacity may transmit Subscriber Generated IOIs. Only institutional clients that use the ~~BlockCross~~ Desktop Application may receive Subscriber Generated IOIs.

Only ILLC may send Agency IOIs. Only those ATS Subscribers that have elected to download and use versions of the ~~BlockCross~~ Desktop Application that include the IOI functionality (Subscribers may choose to continue to use certain legacy versions of the Desktop Application where this functionality was not in operation) and that have opted in to receiving IOIs in this manner may receive Agency IOIs.

Only users of the ~~BlockCross~~ Desktop Application may receive Activity Alerts.

Activity Alerts are automatically generated by the Front End from time to time throughout the trading day in accordance with parameters set by ILLC in its sole discretion. ILLC will work with Subscribers to customize such parameters thereby allowing Subscribers to tailor the amount and frequency in which they receive Activity Alerts. For example, Subscribers who have requested to receive no more than a certain number of Activity Alerts during a predetermined time period (e.g., over the course of one day) would not receive additional Activity Alerts once that threshold has been met. ILLC will implement such requests in its sole direction.

Institutional clients (i.e., non-broker-dealer Subscribers) may elect to only interact with other institutional Subscribers in Confirm Mode. This counterparty permissioning functionality is not available to broker-dealer Subscribers.

c. *Explain the established, non-discretionary rules and procedures of the NMS Stock ATS, including order interaction rules for the priority, pricing methodologies, allocation, matching, and execution of orders and trading interest, and other procedures governing trading, such as price improvement*

functionality, price protection mechanisms, short sales, locked-crossed markets, the handling of execution errors, and the time-stamping of orders and executions.

ORDER INTERACTION: Orders submitted in any trading mode, whether committed or uncommitted, are executed based on time priority, marketability and in accordance with the order's designated trading mode and any Subscriber-selected counterparty restrictions (i.e. for priority purposes, the ATS does not differentiate between orders based on trading mode or whether the order is committed or uncommitted).

There is no "tiering" of Subscribers for matching and execution purposes in ~~BlockCross~~the ATS and marketable orders are executed based on time priority. Subscribers within a particular class (e.g., broker-dealer or institutional) do not receive matching and execution priority as compared to Subscribers in another class, and all trading modes receive the same execution priority. Where an order has been submitted in both AutoEx and Confirm modes (i.e., the order is eligible for execution under either mode), the order will first match in AutoEx mode in the event the eligible contra-party interest with highest time priority exists in both modes.

Orders will match where both orders are eligible to execute at the midpoint of the NBBO or at a price within the NBBO spread. If two or more orders with eligible limit prices have the same symbol and side, priority is given to the order deemed by ~~BlockCross~~the ATS to have been received first. ~~BlockCross~~The ATS does not permit the execution of orders when the NBBO is locked or crossed.

~~BlockCross~~The ATS currently supports the following reference prices for pegged orders (see Part III, Item 7): (1) Last Executed Price; (2) Volume Weighted Average Price; (3) Midpoint; (4) Market; and (5) Primary. Such orders will become eligible to execute when the reference price to which the order is pegged falls within the NBBO. The ATS does not adjust the time of receipt of pegged orders to account for reference price changes.

If any order submitted for execution to ~~BlockCross~~the ATS remains unexecuted or only partially executed at any time during the trading day, those orders remain in ~~BlockCross~~the ATS until the earlier of: (a) their full execution in ~~BlockCross~~the ATS; (b) the end of the relevant trading day; (c) the Subscriber cancels the order; (d) with respect to "uncommitted" orders, the ATS is notified that the underlying shares of the order were executed in another trading venue, (e) the Subscriber fails to confirm a System Match in the confirm trading mode; (f) the Subscriber receives notification of a System or Preliminary Match under the relevant trading mode with respect to an uncommitted order and the Subscriber's system fails to indicate that a

sufficient quantity of the shares are available to execute the match; (g) in the event that the connectivity between the Subscriber's systems and the ATS or Front End, as applicable, is disconnected or (h) the Subscriber logs out of or is otherwise disconnected from the ~~BlockCross~~ Desktop Application, unless the relevant Subscriber has provided a separate standing written instruction to ~~BlockCross~~the ATS indicating this event should not result in the removal of any orders from ~~BlockCross~~the ATS. If the size of a partially executed order is below the system's relevant minimum trade quantity (see Part III, Item 8), the order will remain in ~~BlockCross~~the ATS as an order ineligible for execution until the Subscriber either cancels the order, adds sufficient shares to make the order eligible for matching and execution or the order otherwise expires at the end of the trading day.

COMMITTED AND UNCOMMITTED ORDERS: Uncommitted orders are not executed on ~~BlockCross~~the ATS until ~~BlockCross~~the ATS has verified that the Subscriber's shares are still available. Committed orders are available for matching and execution with other committed orders as well as uncommitted orders, so long as both orders have been submitted in the same trading mode. The ATS will attempt to verify uncommitted trading interest, following an initial match in either trading mode. The verification is an automated, system-to-system messaging process wherein the ATS communicates directly with a Subscriber's OMS/EMS system via FIX connection. The ATS has the ability to use other message types, as may be required by a Subscriber's systems. The verification process generally takes approximately 4.5 seconds. If after 4.5 seconds the Subscriber's system has not responded, the ATS will consider the shares unavailable.

TRADING MODES: Generally, trading interest submitted in AutoEx mode may be executed without further instruction from the Subscriber. The ATS must confirm the availability of any "uncommitted" shares submitted in AutoEx mode prior to execution. Trading interest submitted in Confirm mode must be confirmed or "firmed-up" prior to execution (such confirmation separate from confirming the availability of any uncommitted shares). Subscribers utilizing the Desktop Application may utilize both AutoEx and Confirm Modes to manually manage their trading interest in the Front End. Subscribers that do not utilize the Desktop Application may submit orders in AutoEx mode but must, to the extent they wish to utilize Confirm mode, establish a standing instruction to automatically and immediately accept all Preliminary Matches for their orders submitted in Confirm mode.

Orders submitted in AutoEx mode are available for matching and execution with other orders submitted in AutoEx mode but are not eligible for matching with orders submitted in Confirm mode. Orders submitted in Confirm mode are available for matching and execution with other order

submitted in Confirm mode but are not eligible for matching with orders AutoEx mode.

AUTOEX MODE: Subscribers submitting orders in AutoEx mode may select any available pricing instructions (see Part III, Item 7), an ultimate limit price, and may designate a minimum quantity. In AutoEx mode, a committed order will be executed automatically when eligible committed contra-side interest is identified. Following a match where one or both sides of the match are uncommitted, the ATS must first verify that the uncommitted shares are still available ("**Preliminary Match**").

Following a Preliminary Match, and during the verification process, neither an uncommitted order nor a committed order will be available for other matching opportunities in the ATS.

After a Preliminary Match and after the ATS has completed the verification process, the following may occur: (1) Shares underlying the uncommitted order are available: The ATS will convert the uncommitted order to a committed order and, to the extent eligible committed contra-side interest remains available, the order is automatically executed in ~~BlockCross~~the ATS. In the event the contra-side interest is no longer available, the match will not result in an execution and the initially uncommitted order will be converted back to an uncommitted order and will retain its original priority; (2) Shares underlying an uncommitted order are unavailable: The uncommitted order will not be converted to a committed order, the match will not result in an execution, and the uncommitted order will be cancelled; (3) Both sides available but match and execution result in a partial fill: If the match and execution result in a partial fill of the Subscriber's formerly uncommitted order, the remaining shares retain the designation of committed in ~~BlockCross~~the ATS for a limited time to allow the system to seek other matching opportunities. This period of time generally takes no more than five seconds from the time of the Subscriber's last execution and is reset following each execution for a maximum of 45 seconds. In each case, following the release of any shares underlying a committed order, the order associated with those shares returns to the status of uncommitted in ~~BlockCross~~the ATS and retains its original time priority status.

~~BlockCross~~The ATS will price all AutoEx-mode orders at the midpoint of the NBBO at the time of automatic execution.

AutoEx-mode orders that are pegged to a reference price will execute only where the midpoint is: (i) for buy orders, equal to or lower than the pegged price at the time of execution; or (ii) for sell orders, equal to or higher than the pegged price at the time of execution. No execution will take place where the midpoint is: (i) higher than the pegged price for buy orders; or (ii) lower than the pegged price for sell

orders.

ACTIVITY ALERTS: In the event a Subscriber receives an Activity Alert (see Part III, Item 9) a message will appear on the Subscriber's Desktop Application alerting the Subscriber of potential contra-side activity in the Front End. Activity Alerts display the symbol and side of the orders and do not display the size of the order or the identity of the potential counter party. Upon receiving the Activity Alert, each Subscriber may accept or reject the notification. In the event both Subscribers accept, each Subscriber will receive a pop-up on their Desktop Application that will allow each Subscriber to enter a quantity and limit price at which they are willing to trade. If after this process the match is eligible for execution, the order will execute in accordance with the process listed above. If after this process the match is ineligible for execution, no execution will occur and each order retains its original priority as well as its original price and size conditions. In the event one or both of the Subscribers reject the Activity Alert, no match will occur and each order retains its original priority as well as its original price and size conditions.

CONFIRM MODE: Confirm mode allows Subscribers to submit conditional order interest that Subscribers must confirm or "firm-up" prior to any execution (such confirmation separate from verifying the availability of any uncommitted shares). Subscribers submitting orders or trading interest in Confirm mode may select any available pricing instructions (see Part III, Item 7) and set an ultimate limit price. In the event the Front End identifies a natural trading opportunity (e.g. the pricing instructions for both sides have been met and the orders are eligible for trading), both the buyer and the seller will receive notification of the potential trading opportunity ("**System Match**"). The notification received will identify the symbol and side of the trading opportunity and allow the Subscriber to enter the amount of shares they are willing to trade.

The execution of an order in Confirm mode requires both Subscribers to a potential transaction to acknowledge a System Match (i.e., authorize the execution of their orders) within thirty seconds of the System Match. Once a Subscriber has been notified of a System Match, the order subject to that match becomes unavailable for other matching opportunities in the ATS during the "firm-up" period (see also Part III, Item 9). Subscribers that use the ~~BlockCross~~ Desktop Application may manually confirm a match. Additionally, Desktop Application users may establish a standing instruction to either (i) automatically accept, at the end of the thirty second confirmation time period, any System Matches under Confirm mode that the Subscriber has not otherwise manually rejected or accepted or (ii) automatically and immediately accept all System Matches under Confirm

mode. Subscribers that do not utilize the Desktop Application must, to the extent they wish to utilize Confirm mode, establish a standing instruction to automatically and immediately accept all System Matches.

If a Subscriber on either side of a potential trade in Confirm trading mode fails to affirmatively acknowledge a match within the allotted thirty-second confirmation time period described above then no execution will result from the System Match. Further, where a Subscriber fails to affirmatively acknowledge a System Match within the thirty second confirmation time period, that Subscriber's order will be removed from the ATS, along with any other orders from that Subscriber with the same symbol and side.

If a Subscriber affirmatively acknowledges a System Match in circumstances where the other Subscriber to a potential trade does not, the Subscriber acknowledging the System Match will receive a message indicating that the match has timed out, although its order will not be cancelled and will retain its original time priority status.

As noted above, Subscribers may submit uncommitted orders in Confirm Mode. In Confirm Mode, if a Subscriber integrates with the ATS through blotter integration, its order will always be designated as uncommitted, unless the Subscriber then elects to set all or a portion of the order as an AutoEx order.

By default, the ATS will request the shares underlying an uncommitted order before notifying both parties of the match. If the shares are available, then the ATS will convert the order to a committed order for the duration of the match and notify both parties of the match. However, Subscribers that use the Desktop Application in conjunction with blotter integration may elect that the verification and conversion of an uncommitted order be delayed until the Subscriber has acknowledged a confirm match.

As noted above, Subscribers that do not use the Desktop Application cannot manually acknowledge a System Match and may only use Confirm Mode by electing to use a standing instruction to automatically and immediately accept all System Matches in Confirm Mode. Separately, only Subscribers that use the Desktop Application in conjunction with blotter integration may elect that the conversion of an uncommitted order be delayed until the acknowledgment of a Confirm Match.

CONFIRM (BUYER RESPONDS FIRST): When two orders are eligible to match at the midpoint of the NBBO, ~~BlockCross~~the ATS captures the midpoint of the NBBO at the times that each of the buyer and seller affirmatively acknowledge a match and prices and executes all orders at the lower of these two midpoints. However, if the lower of these two midpoints is no

49

longer within the NBBO at the time of order print, the execution price will be increased to the best (i.e., highest) available bid price at the time of order print (if such bid is higher than the lower of these two captured midpoints at such time) or decreased to the midpoint of the NBBO at the time of order print (if the best offer at the time of order print is lower than the lower of these two captured midpoints). Additionally, if the ATS cannot effect a transaction at a designated execution price (as described above) no transaction will occur (that is, the ATS will NOT effect a transaction at the closest eligible execution price).

CONFIRM (SELLER RESPONDS FIRST): When two orders are eligible to match at the midpoint of the NBBO, ~~BlockCross~~the ATS captures the midpoint of the NBBO at the times that each of the buyer and seller affirmatively acknowledge a match and prices and executes all orders at the higher of these two midpoints. However, if the higher of these two midpoints is no longer within the NBBO at the time of order print, the execution price will be increased to the midpoint of the NBBO at the time of order print (if the best bid at the time of order print is higher than the higher of these two captured midpoints at such time) or decreased to the best (i.e., lowest) available offer price at the time of order print (if such offer is lower than the higher of these two midpoints). Additionally, if the ATS cannot effect a transaction at a designated execution price (as described above) no transaction will occur (that is, the ATS will NOT effect a transaction at the closest eligible execution price).

PRICE PROTECTION: Confirm mode offers an optional "price protection" feature in Confirm Mode to mitigate the impact of price movement during the thirty second confirmation time period. This feature is a default functionality of ~~BlockCross~~the ATS, but Subscribers may affirmatively elect to have it deactivated for their confirm mode trades. The price protection feature calculates a standardized maximum and standardized minimum allowable trade execution price for each of the buyer and seller, respectively, based on criteria (e.g., spreads that vary based on range of publicly traded price of the underlying security) set by ~~BlockCross~~the ATS in its sole discretion. If the actual trade execution price, as calculated above, would violate these maximum or minimum prices, there will be no trade. See Exhibit 3.

SHORT SALES: ~~BlockCross~~The ATS is designed to operate in compliance with the requirements of Reg. SHO when accepting or executing orders. Accordingly, once a circuit breaker has been triggered, the Rule 201 price test restriction will apply to short sale orders in that security for the remainder of the day and the following day, unless an exemption applies. ~~BlockCross~~The ATS will only accept orders marked "short exempt" from

broker-dealer Subscribers.

EXECUTION ERRORS: For bona fide errors (as defined in FINRA Rule 6191) and other general errors made by ILLC or a client, ILLC handles execution errors occurring within the ATS in accordance with the Firm's internal policies and procedures (the "Error Procedures").

The Error Procedures require that a relevant Principal or delegate be notified of any error occurring within the ATS. For general errors (e.g., technology, administrative) ILLC will determine the best course of action, including cancelling both sides of the erroneous trade, based on internal policy and, on a case-by-case basis, the facts and circumstances of each error. ILLC handles executions at clearly erroneous prices in accordance with the applicable rules of the SRO, including FINRA Rule 11891~.~. Following a determination of erroneous trading by the primary market, ILLC will cancel both sides of any erroneous trade.

d. *Are the established, non-discretionary rules and procedures required to be identified in Item 11(c) the same for all Subscribers and the Broker-Dealer Operator?*

☐ *Yes*   ☒ *No*

If no, identify and explain any differences.

See response to Part III, Item 11(b).

Item 13: Segmentation; Notice

a. *Are orders and trading interest in the NMS Stock ATS segmented into categories, classifications, tiers, or levels (e.g., segmented by type of participant, order size, duration, source, or nature of trading activity)?*

☒ *Yes*   ☐ *No*

If yes, explain the segmentation procedures, including (i) a description for how orders and trading interest are segmented; (ii) identify and describe any categories, classification, tiers, or levels and the types of orders and trading interest that are included in each; (iii) provide a summary of the parameters for each segmented category and length of time each segmented category is in effect; (iv) any procedures for overriding a determination of segmented category; and (v) how segmentation can affect order interaction.

SEGMENTATION BASED ON SUBSCRIBER TYPE: ~BlockCross~The ATS categorizes Subscribers as either (x) broker-dealer or (y) institutional firms.

Categorization is performed at the Subscriber level (i.e., ~~BlockCross~~the ATS does not look through the Subscriber to the identity of any underlying order flow). All Subscriber registered with the SEC as broker-dealers are included in the "broker-dealer" category, and all other Subscribers are included in the "institutional" category. Notwithstanding the foregoing, Subscribers may instruct ILLC to identify orders submitted via an Instinet Algorithm as originating from the Subscriber.

Subscribers of ~~BlockCross~~the ATS may use two modes for executing orders: (1) AutoEx and (2) Confirm. Subject to the ability of a Subscriber to opt out of matching with its affiliates, all orders submitted by a Subscriber for execution under the AutoEx trading mode are subject to matching with orders of any other Subscriber submitted in that same trading mode. Institutional Subscribers are able to limit the class of Subscribers with whom their orders will interact in Confirm mode. Specifically, institutional Subscribers may designate that all orders submitted for execution in Confirm mode may only match with orders submitted by other institutional Subscribers. Institutional/broker-dealer categorization does not otherwise impact order interaction. Such an election is made by the Subscriber and will remain in force until the Subscriber directs ILLC to remove the election. ILLC does not override such elections.

Separately, only institutional Subscribers and broker-dealer Subscribers acting in an agency capacity may transmit Subscriber Generated IOIs. Only institutional clients that use the Desktop Application may receive Subscriber Generated IOIs.

SEGMENTATION BASED ON ACTIVITY: Subscribers who have submitted orders or trading interest to the Front End system may receive Activity Alerts (See Part III, Item 9).

Activity Alerts are automatically generated by the Front End from time to time throughout the trading day in accordance with algorithmic parameters set by ILLC in its sole discretion, which parameters consider, among other things, the aggregate number of activity alerts sent out by the Front End during the trading day and the type of response by the relevant Subscriber to Activity Alerts in the same symbol sent earlier in the trading day. Specifically, a Subscriber that affirmatively rejects an Activity Alert or affirmatively accepts an Activity Alert but ultimately does not submit an order to ~~BlockCross~~the ATS in response to that activity alert is less likely to receive another Activity Alert in that same security than a Subscriber that took no action whatsoever in response to the Activity Alert.

Note, this functionality does not impact orders and trading interest submitted in Confirm Mode, nor does it impact whether orders and trading

interest submitted in AutoEx mode will match and execute with ~~contraside~~contra side AutoEx trading interest outside of the Activity Alert functionality.

b. *If yes to Item 13(a), is the segmentation of orders and trading interest the same for all Subscribers and the Broker-Dealer Operator?*

☒ *Yes*　　☐ *No*

c. *Does the NMS Stock ATS identify orders or trading interest entered by a customer of a broker- dealer on the NMS Stock ATS as a customer order?*

☐ *Yes*　　☒ *No*

d. *If yes to Item 13(a), does the NMS Stock ATS disclose to any Person the designated segmented category, classification, tier, or level of orders and trading interest?*

☒ *Yes*　　☐ *No*

If yes, provide a summary of the content of the disclosure, when and how the disclosure is communicated, who receives it, and whether and how such designation can be contested.

During the standard onboarding process for all potential ILLC clients, clients provide certain information and documentation that confirms each client's classification (e.g. Form BD submitted during the onboarding of a broker-dealer client). As discussed in Part III, Item 13(a), available functionality is dependent upon the Subscriber's classification. Generally, the functionalities offered to each Subscriber classification are discussed with each Subscriber during the onboarding process and all clients may request additional information regarding the products, services, and related features as necessary.

e. *If yes to Item 13(d), are the disclosures required to be identified in 13(d) the same for all Subscribers and the Broker-Dealer Operator?*

☒ *Yes*　　☐ *No*

Item 15: Display

a. *Does the NMS Stock ATS operate as an Electronic Communication Network as defined in Rule 600(b)(23) of Regulation NMS?*

☐ *Yes*　　☒ *No*

b. *Are Subscriber orders and trading interest bound for or resting in the NMS Stock ATS displayed or made known to any Person (not including those employees of the NMS Stock ATS who are operating the system)?*

☒ *Yes*   ☐ *No*

If yes, explain the display procedures, including how and when Subscriber orders and trading interest are displayed, how long orders and trading interest are displayed, what information about orders and trading interest is displayed, and the functionality of the Broker-Dealer Operator and types of market participants that receive the displayed information.

All orders submitted to ~~BlockCross~~the ATS pass through the Front End system. Where an order passes through the Front End, including where a previously submitted order is modified, the terms of such order, including the identity of the Subscriber submitting the order, are displayed to the Front End. The Front End also receives messages indicating when an order has been executed in the ATS (in whole or in part) and where an order has been cancelled (in whole or in part). Additionally, the Front End receives messages related to the status of conditional trading interest, including: (1) where an uncommitted order has been changed to a committed order; (2) System Matches of trading interest (e.g., requests to "firm up" in Confirm Mode) and Subscriber responses; (3) Preliminary Matches of trading interest submitted in AutoEx Mode and Subscriber responses (e.g. matches involving uncommitted   orders).

ACTIVITY ALERTS: Activity Alerts display only symbol and side of the contra-side interest and are only received by Desktop Application Users. Activity Alerts are only displayed to ~~BlockCross~~ Subscribers.

CONFIRM MODE: System Matches of trading interest (e.g., requests to "firm up" in Confirm Mode) display only symbol and side of the contra-side interest and are only received by Desktop Application Users. System Matches are only displayed to ~~BlockCross~~ Subscribers and remain displayed for no more than 30 seconds.

SUBSCRIBER GENERATED IOIS: Subscriber Generated IOIs are displayed to the market participants listed in Part III, Item 9 and to ~~BlockCross~~ Subscribers utilizing the Desktop Application. Subscriber Generated IOIs are displayed as "BLKX" on Bloomberg and NYSE's ioinet and include symbol and side but the identity of the Subscriber sending the IOI is not displayed. IOIs received by Subscribers utilizing the Desktop Application display only symbol and side. Subscribers may elect to send an IOI once, or may elect to have the system resend the IOI, at intervals that must be at least 30 minutes long.

AGENCY IOIS: The Agency IOI functionality does not allow for any Subscriber name, order or trade position information to flow from the Front End to the ILLC agency trading desk. However, as described in response to Part III, Item 9, the ILLC agency trading desk is aware of the identity of Subscribers that are eligible to receive Agency IOIs. Subscribers will remain eligible to receive Agency IOIs unless the Subscriber elects to no longer receive such IOIs.

Subscribers receiving an Agency IOI would receive a "pop-up" message on their Desktop Application alerting the Subscriber to the trading opportunity. The "pop-up" message displays to the receiving Subscriber symbol, side, and size of the trading opportunity.

Other than the functionalities described above and in response to Part III, Items 9 and 11, orders are not displayed.

c. *If yes to Item 15(b), are the display procedures required to be identified in 15(b) the same for all Subscribers and the Broker-Dealer Operator?*

☒ Yes ☐ No

Item 19: Fees

a. *Identify and describe any fees or charges for use of the NMS Stock ATS services, including the type of fees (e.g., subscription, connectivity), the structure of the fees (e.g., fixed, volume-based, transaction-based), variables that impact the fees (e.g., types of securities traded, block orders, form of connectivity to the ATS), differentiation among types of Subscribers (e.g., broker-dealers, institutional investors, retail) and range of fees (e.g., high and low).*

ILLC charges Direct Subscribers to ~~BlockCross~~the ATS on a per share basis. ILLC does not charge Subscribers access fees (e.g. monthly access fees, hookup fees, port fees, or connection fees). Fees charged for executions within ~~BlockCross~~the ATS are not standardized.

For Direct Subscriber order flow to ~~BlockCross~~the ATS, Subscribers are charged a commission in the range of $0 - $0.02 per share for executions in ~~BlockCross.~~
the ATS

The fee associated with ~~BlockCross~~the ATS may vary within the ranges above based on the Direct Subscriber's trading volume and or the level of service required by each client, including, but not limited to, whether a client will utilize ILLC execution services, research services, analytics tools, Instinet Algorithms, or OMS/EMS systems. Additionally, the level of custom

modifications to each product requested by the client may impact pricing.

b. *Identify and describe any fees or charges for use of the NMS Stock ATS services that are bundled with the Subscriber's use of non-ATS services or products offered by the Broker-Dealer Operator or its Affiliates, including a summary of the bundled services and products, the structure of the fee, variables that impact the fee, differentiation among types of Subscribers, and range of fees.*

Fees charged for Indirect Subscriber order flow (orders and trading interest routed by an Instinet Trading Product or submitted to an Instinet Trading Desk for further handling and execution) are not standardized and are individually negotiated.

Instinet generally operates under two pricing models, All-In and Cost Plus. Clients utilizing the All-In pricing model would pay an agreed upon per-share commission regardless of destination. ILLC may charge a commission in the range of $0.0001 - $0.10.

Clients utilizing the Cost Plus model would pay the cost of execution plus commission (e.g., client would pay $0 - $0.02 per share for executions in ~~BlockCross~~the ATS plus that client's individually negotiated commission).

The variables that impact pricing include the expected trading volume of the client and the level of service required by each client, including, but not limited to, Subscriber clearing type, whether a client will utilize ILLC execution services, research services, analytics tools, Instinet Algorithms, or OMS/EMS systems. Additionally, the level of custom modifications to each product requested by the client may impact pricing.

Each client's category (broker-dealer or institutional) is not considered in each such clients commission rates.

c. *Identify and describe any rebate or discount of fees or charges required to be identified in Items 19(a) and 19(b), including the type of rebate or discount, structure of the rebate or discount, variables that impact the rebate or discount, differentiation among types of Subscribers, and range of rebate or discount.*

~~BlockCross~~The ATS does not offer rebates or discounts to Subscribers.

Item 20: Suspension of Trading

a. *Explain any procedures for suspending or stopping trading on the NMS Stock ATS, including the suspension of trading in individual NMS stocks.*

The ~~BlockCross~~ATS system operator can halt trading during periods when the system is not operating as expected. ~~BlockCross~~The ATS may suspend trading for technology or compliance related reasons. Matching can be paused where new orders will continue to be accepted and prioritized as they would during normal trading without any matching taking place. ~~BlockCross~~The ATS also has the ability to reject all new orders should situations dictate. Once the pause is lifted, trading will begin in each security with the first quote update that appears on the consolidated tape.

ILLC trading desk personnel provide clients notice of a suspension or stoppage in trading on an as needed basis. Clients may request that notice of a suspension or stoppage of trading be provided.

~~BlockCross~~The ATS may suspend trading for individual NMS stocks with a symbology update.

The ATS Principal monitors activity on the ATS for compliance with Reg. ATS and SCI, including whether, during at least four of the last six months, it had with respect to NMS stocks (i) 5% or more in any single NMS stock, and 0.25% or more in all NMS stocks, of the average daily dollar volume reported by an effective transaction reporting plan, or (ii) 1% or more, in all NMS stocks, of the average daily dollar volume reported.

If the ATS had 0.25% or more of the average daily dollar volume reported by an effective transaction reporting plan in all NMS stocks, and an individual security has breached the 5% threshold in three out of six months, the symbol will be set to "route only" mode. The "route only" mode will prevent the Instinet Trading products from routing the symbol to the ATS. Orders in such a symbol routed to the ATS via third-party algorithms, smart routers, or otherwise will be rejected.

When the 1% threshold for all NMS stocks is breached for the first, second, and third time in a six-month span, ILLC may take a range of action, in its sole discretion.

b. *Are the procedures for suspending or stopping trading the same for all Subscribers and the Broker- Dealer Operator?*

☐ *Yes*   ☒ *No*

If no, identify and explain any differences.

Clients may request that notice of a suspension or stoppage of trading be provided. Those clients who have requested such notice will be notified as soon as practicable. Clients who have not requested notice of a suspension

or stoppage of trading may be provided notice on an as needed or as necessary basis.

Item 23: Market Data

a. *Identify the sources of market data used by the NMS Stock ATS (e.g., proprietary feed from a national securities exchange, feed from the securities information processor ("SIP")), and how the ATS uses market data from these sources to provide the services that it offers, including how the ATS uses market data to determine the NBBO and protected quotes, and display, price, prioritize, execute, and remove orders and trading interest on the ATS.*

~~BlockCross~~The ATS consumes the Securities Information Processor feed (SIP) for matching purposes as well as for Activity Alerts, Subscriber Generated IOIs, and Agency IOIs. The SIP data feeds are combined by an ILLC market data ~~consolator~~consolidator that sits outside of the ATS and calculates a consolidated NBBO based on the SIP. The ATS utilizes the NBBO to price, prioritize and execute orders as described in Part III, Item 11.

The ATS is designed to operate in compliance with all applicable rules and regulations (e.g., Reg NMS, Reg SHO, etc.). The ATS can also use market data from the SIP to interpret any condition disseminated by the marketplace (e.g. Limit Up/Limit Down bands).

b. *Are the sources of market data and how the NMS Stock ATS uses market data for the services that it offers the same for all Subscribers and the Broker-Dealer Operator?*

☒ *Yes*   ☐ *No*